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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            SELECT THERAPEUTICS INC.
                 (Name of Small Business Issuer in its charter)


          Delaware                                         98-0169105
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                         Identification No.)

124 Mt. Auburn Street, Suite 200 North
Cambridge, Massachusetts                                     02138
(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number: 617-520-6693

Securities to be registered under Section 12(b) of the Act: N/A

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

         N/A                                              N/A

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

     THIS REGISTRATION  STATEMENT ON FORM 10-SB,  INCLUDING  WITHOUT  LIMITATION
ITEM 1, BUSINESS, AND ITEM 2, MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, CONTAINS STATEMENTS WHICH ARE NOT HISTORICAL FACTS AND ARE FORWARD-LOOKING STATEMENTS WHICH REFLECT MANAGEMENT'S EXPECTATIONS, ESTIMATES AND ASSUMPTIONS. SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AT THE TIME THIS FORM 10-SB WAS PREPARED AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER SIGNIFICANTLY FROM PROJECTED RESULTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE, WITHOUT LIMITATION, THE HIGH COST AND UNCERTAINTY OF THE RESEARCH AND DEVELOPMENT OF PHARMACEUTICAL PRODUCTS, THE UNPREDICTABILITY OF THE DURATION AND RESULTS OF THE U.S. FOOD AND DRUG ADMINISTRATION'S REVIEW OF NEW DRUG APPLICATIONS, THE COMPANY'S INABILITY TO OBTAIN ADDITIONAL CAPITAL, THE POSSIBLE IMPAIRMENT OF, OR INABILITY TO OBTAIN, INTELLECTUAL PROPERTY RIGHTS AND THE COST OF OBTAINING SUCH RIGHTS FROM THIRD PARTIES AND THE COMPANY'S DEPENDENCE ON THIRD PARTIES TO RESEARCH, DEVELOP, MANUFACTURE AND SELL ITS PRODUCTS, IF ANY.

                                     PART I

Item 1. Business.

A.   Business Development.

     Select Therapeutics Inc. (the "Company") was incorporated in the State of Delaware in January 1997 under the name VT Development, Inc. In July 1997, it changed its name to Select Therapeutics Inc. The Company, which is in the development stage, conducts business directly and through Select Therapeutics (Canada) Inc., its wholly-owned Canadian subsidiary organized in December 1996, and Sierra Diagnostics, Inc. ("Sierra"), a California corporation it acquired in November 1998. Unless the context otherwise requires, Select Therapeutics Inc., Select Therapeutics (Canada) Inc. and Sierra are referred to collectively herein as the "Company". The Company's principal place of business is 124 Mt. Auburn Street, Suite 200 North, Cambridge, Massachusetts 02138, and its telephone number is 617-520-6693.

     The Company's Common Stock is currently listed on the NASDAQ Bulletin Board under the symbol "SLPU".

B.   Business of the Company.

Summary Description of the Company's Business.

     The Company was formed to acquire the rights to selected early-stage compounds which have potential use as therapeutic or diagnostic pharmaceuticals. The Company's business model is to obtain by license the right to develop, manufacture and market potentially useful early-stage products, i.e., those compounds which have undergone little, if any, preclinical testing which are the subject of pending United States "composition of matter" or "use" patent applications which have been filed or the Company intends to file. The Company typically bears the expense of patent prosecution and may sponsor and direct some preclinical and clinical testing. However, to avoid the substantial costs and huge risks associated with commercialization, the Company may sublicense the manufacturing and marketing rights to portfolio pharmaceutical products to one or more corporate partners in exchange for license fees, milestone payments and royalty payments. Depending on its financial capability, the Company may retain rights to its portfolio pharmaceutical products and develop the products itself. The Company or its sublicensee would submit to the FDA a New Drug Application ("NDA") to obtain the FDA's clearance to market the drug. The Company's business model thus provides the opportunity to maximize return on investment while controlling costs and risks. However, there can be no assurance that the Company will be able to successfully develop any pharmaceutical products directly or indirectly through sublicensees (assuming it is able to obtain sublicensees, as to which no assurance can be given). The Company's portfolio consists of compounds in the research and development stage which may ultimately prove useful in the treatment of infectious diseases and certain types of cancer. It also has a portfolio of diagnostic products.

     In addition, as a result of the Company's November 1998 acquisition of Sierra, the Company operates an FDA-approved manufacturing facility of approximately 7,606 square feet located in Sonora, California, where it manufactures its "Gonostat" in-vitro diagnostic for the detection of gonorrhea, which received marketing clearance from the US Food and Drug Administration
("FDA") in June 1998. The Company's sole Gonostat customer is the Alabama Department of Health, which in November 1998 contracted with the Company to fill its on-going requirements. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations--Program Review"

     The Company, through Sierra, also has developed and filed a U.S. patent application claiming a new technology for the preservation of nucleic acids in diversified body fluids, which would solve a common problem of molecular testing systems by maintaining the integrity of a sample from the time it is taken out of the body until the time it is analyzed. This technology protects DNA and RNA from degradation in urine, serum, plasma, and tissues for up to eight days at temperatures up to 37 degrees Celsius, and thus allows samples to be stored and transported at room temperature and tested in batches. The Company is not aware of any other technology for the stabilization of nucleic acids in urine. Sales of evaluation quantities of "DNA/RNA Protect" started in July 1999. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations--Program Review"

     The Company has been, and for the foreseeable future likely will continue to be, dependent on the proceeds of securities offerings to meet its working capital requirements, and its inability to successfully complete such offerings could have a material adverse effect on its business and prospects. The Company intends to use the net proceeds of its offerings primarily to pay the license fees, milestone payments and patent prosecution expenses due under its license agreements, to fund preclinical and clinical research, including production of clinical trial materials, and for working capital. There can be no assurance that the Company will be able to obtain all or any portion of the financing sought or that it will successfully develop any pharmaceutical formulations or become profitable.

Technology Licenses

     1.   Verotoxin/Neoplasia

     Licensed Technology. In December 1996, the Company obtained from The University of Toronto Innovations Foundation ("IF") the exclusive, worldwide license (the "Verotoxin License"), with the right to grant sublicenses, to make, use and sell any verotoxin pharmaceutical composition for the treatment of neoplasia (a tumorous condition) described in the inventions claimed in certain Canadian and United States patent applications and any improvements therein (collectively, the "Licensed Verotoxin Technology"). The Company is responsible for all expenses of filing, prosecuting and maintaining any patents or patent applications issued or filed under the Verotoxin License, and it has a right of first refusal on any improvements made by IF. If the Company chooses to exercise such right, it will be obligated to pay all expenses associated with the filing and prosecution of patent applications, selection of counsel, countries of filing and the like. In the event that the Company has not achieved commercial sales by December 31, 2005, IF has the option of converting the exclusive Verotoxin License to a non-exclusive license or, if the Company cannot demonstrate reasonable due diligence towards commercial exploitation, terminating the Verotoxin License.

     Verotoxin is a naturally  occurring  protein produced by certain strains of
E. coli bacteria which binds to specific receptor sites found on the exterior surfaces of certain living cells, including certain types of malignant tumor cells, epithelial intestinal cells of humans, certain dividing endothelial cells and certain lymphocytes. The verotoxin molecule, after binding itself to a receptive cell, penetrates the cell and kills it. Preliminary, pre-clinical studies suggest that the receptor to which verotoxin binds itself is found on the exterior surfaces of cells which constitute cancerous ovarian, testicular, cervical, breast and astrocytoma tumors of the brain. Preliminary, pre- clinical testing of the effects of verotoxin on astrocytoma tumors implanted in live "nude" mice has suggested that the molecule may inhibit the growth of such tumors and cause them to regress, in some cases completely, over a short time period and not reoccur.

     This same research suggests that the receptor to which verotoxin binds itself is not found on the surface of most healthy, non-tumorous cells which form human tissue. Should this be established by further testing and studies, it would indicate that verotoxin, if used as a cancer chemotherapy agent, would tend not to cause many of the side effects associated with or attributable to currently administered chemotherapies, which are less target-specific, i.e., the cell receptors to which they bind are found on more types of non-tumorous cells. The Company therefore believes that development and commercial exploitation of the subject molecule, as to the success of which no assurances can be given, may lead to a drug formulation which will attack certain malignant tumors while producing fewer or less severe manifestations of the side effects caused by many chemotherapies currently administered. See "Item
2. Management's Discussion and Analysis of Financial Condition and Results of Operations--Program Review"

     Licensing Fee. The Company paid a non-refundable  licensing fee of $210,000
(CDN) in cash and shares of its Common Stock. (Throughout this document, all amounts are stated in U.S. dollars unless otherwise indicated).

     Milestones. The Verotoxin License Agreement requires the Company to achieve certain results and to expend minimum amounts of money in developing a commercially marketable formulation of the Licensed Verotoxin Technology. In the event that one or more milestones are not timely attained in any given calendar year, the Company must pay an annual penalty of $50,000 (CDN) in calendar years 2003, 2004 and 2005. The $50,000 annual penalty is credited to future royalties in excess of annual minimum royalties. The Company believes it is in compliance with the milestone requirements of the agreement.

     Royalties. The Company will pay to IF a royalty equal to four (4%) percent of its net sales of all verotoxin products used in the treatment of human tumors; provided, however, that in the event that the Company licenses another royalty bearing product for inclusion in its verotoxin products and the aggregate royalties payable by the Company on the final product are greater than six (6%) percent, then the royalty due to IF shall be reduced to three (3%) percent. Prior to the date of the first commercial sale of a pharmaceutical product containing the Licensed Verotoxin Technology, the parties will negotiate annual minimum royalties to be paid by the Company, taking into account market size, competitive position and patent issues, in order to provide IF with continuing assurance of the Company's diligence toward exploitation. (A minimum annual royalty is payable even if earned royalties, i.e., royalties computed based on actual net sales for the year, do not equal the amount of the minimum royalty.) The amount of the Company's minimum annual royalty has not yet been determined.

     Sublicensing Fees. The Company shall pay to IF 30% to 40% of any sublicense fees it receives from an unaffiliated sublicensee.

     Sponsored Research Agreement. As additional consideration under the Verotoxin License, the Company entered into a Sponsored Research Agreement, effective December 1996, (the "Verotoxin Research Agreement") with the Hospital for Sick Children Research Institute (the "Research Institute") and Dr. C. A. Lingwood, a director of the Company. Under the Verotoxin Research Agreement, the Company agreed to provide the Research Institute with $87,075 (CDN) of financial support for a research program, the final installment of which, $19,575 (CDN), was due August 1, 1999 and has not yet been paid. See "Item 2. Management's
Discussion and Analysis of Financial Condition and Results of Operations--Program Review"

     All intellectual property arising out of or in connection with the research program, whether or not patentable, will be the property of the Research Institute. Each intellectual property invention which is disclosed to the Research Institute, shall be disclosed to the Company, which will have 30 days to determine whether to support the filing of a patent application. If after 30 days the Company elects not to sponsor a patent application, the Research Institute may file a patent application at its own expense and the Company shall have no rights in that application or any subsequent patent issued for that invention. For each patent invention that the Company sponsors the Research Institute grants the Company a non-assignable option to obtain an exclusive license to make, use and sell products incorporating any patent inventions and an exclusive worldwide license, with rights to sublicense, on any improvement encompassed by a patent invention. These licenses are subject to the terms and conditions of the Technology Owner's Agreement between Dr. Lingwood and the University of Toronto Innovations Foundation, dated March 10, 1994, and the Verotoxin Research Agreement. This license option shall be exercisable until either the Company or the Research Institute terminates the Verotoxin Research Agreement, or ninety days following the expiration of such Agreement, whichever is earlier. The term of the Verotoxin Research Agreement expires 12 months after its effective date, unless earlier terminated by the default of the Research Institute or the default or bankruptcy of the Company or the unavailability of Dr. Lingwood. It may be renewed by the Company for subsequent 12 month periods by giving notice 30 days prior to any date of termination.

     2. Intracellular Transport Technology/Cancer and other Vaccines

     Optioned Technology and Terms. In June 1998, the Company obtained from the Institut Curie and the Centre National de la Recherche Scientifique (collectively, "IC/CNRS") an option to enter into an exclusive, worldwide license (collectively, the "Intracellular Transport Research and Option Agreement") with the right to grant sublicenses, to make, use and sell any human or animal healthcare product incorporating T-cell response modifier technology claimed in the subject Canadian and United States patent applications and any improvements therein (collectively, the "Licensed Intracellular Transport Technology"). The underlying technology is based on the expression of the verotoxin receptor by human dendritic cells which initiate the response of the body's immune systems. Based on preliminary in-vitro research the

Company and IC/CNRS believe it may be possible to use the pathway involving the verotoxin receptor to develop vaccines against cancer and other diseases. The Agreement contemplates an initial research stage, expected to last for one year, to validate in vitro the concept of the technology, and the Company is obligated to provide $100,000 (USD), or 40%, of the funding therefor. The second research stage, expected to last two to three years from the end of the first stage, will invalidate in vivo the effect of the product in animal models, including Phase I clinical trials. If and when the Company exercises its option, the parties shall establish funding requirements for additional research stages, the funding of which will be the sole responsibility of the Company.

     The option period will terminate at the end of the first period of the research program, or on June 9, 2000, unless extended for an additional six months by the Steering Committee consisting of members of IC/CNRS and the Company. In the event that the Company has not proposed a long term development and commercialization plan by June 9, 2000, IC/CNRS has the option of terminating the Agreement. In order for the Company to exercise the option two requirements must be met: (1) a business plan for the development and commercialization of the Licensed Intracellular Transport Technology must be completed and (2) the funding of the second and third stages of the research program must be insured. The Company is responsible for all expenses of filing, prosecuting and maintaining any patents or patent applications issued or filed during the option period, and has a right of first refusal on any improvements made by IC/CNRS. The cost of filing any patent applications for improvements will be borne by the party making the improvement.

     Licensing Fee. In the event the Company acquires a license, it must pay a non-refundable licensing fee equal to $200,000 (USD), of which $100,000 (USD) is due within 30 days of execution of the license and balance is due six months thereafter. The Company also must pay an additional non-refundable license fee of $50,000 (USD) upon completion of each of the second and third stages of the research program.

     Milestones. Additional development milestones will be set by the parties within two years following the execution of the license agreement. If the Company has not achieved commercial sales by the year 2008, the Company will be required to pay a penalty of $200,000 (USD) or, if the Company cannot demonstrate reasonable due diligence towards exploitation, IC/CNRS has the option of terminating the license. The Company believes it is in compliance with the milestone requirements of the license agreement.

     Royalties. The Company will pay to IC/CNRS a royalty equal to six (6%) percent of its net sales of pharmaceutical products containing the Licensed Intracellular Transport Technology. Prior to the date of first commercial sale, the parties will negotiate annual minimum royalties to be paid by the Company, taking into account market size, competitive position and patent issues, in order to provide IC/CNRS with continuing assurance of the Company's diligence toward exploitation.

     Sublicensing Fees. The Company shall pay to IC 30% to 50% of any sublicense fees it receives from an unaffiliated sublicensee.

     3. Tyrosine Kinase/HIV

     Licensed Technology. In November 1997, the Company obtained from The University of Toronto Innovations Foundation ("IF") the exclusive, worldwide license (the "Tyrosine Kinase License"), with the right to grant sublicenses, to make, use and sell an invention relating to early diagnosis of seronegative HIV infection using Tyrosine Kinase Activity described in the inventions claimed in certain Canadian and United States patent applications (collectively, the "Licensed Tyrosine Kinase Technology"). In the event that the Company has not achieved commercial sales by December 31, 2005, IF has the option of converting the exclusive Tyrosine Kinase License to a non-exclusive license or, if the Company cannot demonstrate reasonable due diligence towards commercial exploitation, terminating the license. The Company is responsible for all expenses of filing, prosecuting and maintaining any patents or patent applications issued or filed under the Tyrosine Kinase License, and it has a right of first refusal on any improvements made by IF.

     HIV infections are usually diagnosed by measuring antibodies produced in response to the infection. Two important issues in managing HIV infections are the lag time between infection and production of antibodies, and the inability to use antibody response to track the viral load of the infection. At present, viral load is measured to monitor the effectiveness of therapies for HIV by nucleic acid assays which are complex and costly. Although no assurance can be given, a new assay method using the Licensed Tyrosine Kinase Technology, which does not rely on antibody or nucleic acid markers, may find application in a number of areas for the management of HIV therapies.

     Licensing Fee. The Company paid a non-refundable licensing fee equal to $100,000 (CDN), in cash and shares of its Common Stock. Such payments may be credited towards future earned royalties.

     Milestones. The Tyrosine Kinase License requires the Company to achieve certain results and to expend minimum amounts of money in developing a commercially marketable formulation of the Licensed Tyrosine Kinase Technology, as to the success of which no assurances can be given. In the event that one or more milestones are not timely attained in any given calendar year, the Company must pay an annual penalty ranging from $10,000 (CDN) for calendar years 1998 and 1999 to $40,000 (CDN) in calendar years 2001, 2002, 2003, 2004 and 2005.
Such payments may be credited towards future earned royalties. The Company has agreed to pay the $10,000 penalty in relation to 1998 and believes it is in compliance with the ongoing requirements of the Tyrosine Kinase License.

     Royalties. The Company will pay to IF a royalty equal to five percent (5%) of its net sales of all Tyrosine Kinase products sold as research products where there is an issued patent, and a royalty equal to three percent (3%) of its net sales of all Tyrosine Kinase products sold as diagnostic products where there is an issued patent. Prior to the date of the first commercial sale of a pharmaceutical product containing the Licensed Tyrosine Kinase Technology, the parties will negotiate annual minimum royalties to be paid by the Company, taking into account market size, competitive position, and patent issues in order to provide the licensor with continuing assurance of the Company's diligence toward exploitation. The amount of the Company's minimum annual royalty has not yet been determined.

     Sublicensing Fees. The Company shall pay to IF 30% to 50% of any sublicense fees it receives from an unaffiliated sublicensee.

     4. Bone Marrow Purging

     Licensed Technology. In February 1998, the Company entered into a license agreement with the University of Toronto Innovations Foundation ("IF") and the Ontario Cancer Institute (the "Cancer Institute") whereby it obtained an exclusive worldwide license (the "CD77 License"), with the right to grant sublicenses, to make, have made, use and sell any product using any method of selectively purging CD77 positive cells from bone marrow described in certain U.S. and PCT patent applications, and to use, have used, make and have made the method for treatment of Non-Hodgkin's Lymphomas described in such applications (the "Licensed CD77 Technology") for the purpose of producing products using the CD77 Technology ("Licensed CD77 Products"). (On September 1, 1998, U.S. Patent No. 5,801,145 issued, which covers the Licensed CD77 Technology. See "Item 1.B. Business of the Company -- Patents and Proprietary Rights.") The Company is responsible for the expenses of filing, prosecution and maintenance of patent applications it selects for filing. If the Company chooses not to file a patent application, the Cancer Institute may do so at its own expense. The Company has a right of first refusal for any improvements made by the Cancer Institute. In the event that the Company has not achieved commercial sales by December 31, 2002, IF has the option of converting the exclusive CD77 License to a non-exclusive license or, if the Company cannot demonstrate reasonable due diligence towards commercial exploitation, terminating such License. The CD77 License will remain in effect so long as there is at least one patent in force or patent application pending.

     Although no assurance can be given, the Licensed CD77 Technology may lead to improved interventions for cancer patients whose therapies include autologous stem cell transplantation (ASCT). Preliminary research indicates that stem cells may be removed from patients undergoing radiation or chemotherapy, and then transplanted back into the patient using the Licensed CD77 Technology. Shiga-like toxin 1, a bacterial toxin, is used as an agent to selectively kill cancer cells in the patient's bone marrow without harming the essential marrow cells which allow regeneration of marrow's capacity for forming blood cells. Although no assurance can be given, elimination of cancer cells in the marrow using the Licensed CD77 Technology may result in improved clinical outcomes for such patients. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations--Program Review."

     Licensing Fee. The Company paid $97,902 in cash and shares of its Common Stock.

     Milestones. The CD77 License requires the Company to achieve certain results and to expend minimum amounts of money in developing a commercially marketable formulation of the Licensed CD77 Technology, as to the success of which no assurances can be given. Development milestones for years 2000 to 2005 will be set by the Company in the first two years of development. The Company believes it is in compliance with the milestone requirements of the CD77 License.

     Royalties. The Company is required to pay to IF a royalty equal to four percent (4%) of the Company's net sales of all Licensed CD77 Products; provided, however, that in the event the Company licenses another royalty bearing product for inclusion in the Licensed CD77 products and the aggregate royalties payable by the Company on the final product are greater than six percent (6%), then the royalty fee due to IF shall be reduced to three percent (3%). Prior to the date of the first commercial sale of a Licensed CD77 Product, the parties will negotiate annual minimum royalties to be paid by the Company, taking into account market size, competitive position and patent issues, in order to provide IF with continuing assurance of the Company's diligence toward exploitation. The amount of the Company's minimum annual royalty has not yet been determined.

     Sublicensing Fees. The Company is required to pay IF 30% to 50% of any sublicense fees it receives from an unaffiliated sublicensee.

     5. Clinical Monitoring of Malignant Lymphomas

     Licensed Technology. On March 1, 1999, the Company obtained from the University of Alberta ("U of A") an exclusive worldwide license, with the right to grant sublicenses, to use a method of clinical monitoring of malignant lymphocytes (the "University Technology") claimed in pending U.S. and PCT patent applications (the "University Patents"), and to manufacture, distribute, and sell goods in connection with the use of all or some of the University Technology.

     Licensing Fee. The Company paid the U of A an initial license fee of $18,000.

     Royalties. The Company shall pay a 3% royalty on the Company's net revenue from its sales of products incorporating the University Technology.

     Sublicensing Fees. The Company shall pay the U of A 40% of its sublicensing fees, net of the research and development costs incurred by the Company, but not less than 20% of the sublicense fee received by the Company.

     6. Gonostat Test Kit

     Licensed Technology. The Company, through Sierra, developed, manufactures and sells an in-vitro diagnostic kit (known under the trade name "Gonostat") which detects the presence of gonococchal DNA by using genetic transformation technology and a mutant strain of Neisseria gonorrhea. The kit incorporates test methodology for the laboratory diagnosis and test strain of neisseria gonorrhoeae, covered by U.S. Patent No. 4,446,230 (the "Licensed Patent"), which Sierra licensed from Temple University ("Temple") in January, 1994 (the "Test Method License").

     The Test Method License gives the Company (1) an exclusive license with the right to grant sublicenses, to make in the United States0 any product, process, or use (the "Licensed Product") covered by the Licensed Patent and (2) an exclusive worldwide license, with the right to grant sublicenses, in any confidential technical information relating to the Licensed Product (the "Technical Information").

     Royalties. For Licensed Product manufactured or sold in the United States, the Company pays Temple a royalty of 4% of annual net sales up to and including $2,000,000, plus 3% of annual net sales greater than $2,000,000 but not more than $4,000,000, plus 2% of annual net sales in excess of $4,000,000. Royalties on foreign sales are all reduced by 1%. The Company makes minimum annual royalty payments to Temple in the amount of $10,000 regardless of actual net sales of Licensed Product.

     Sublicensing fees. The Company must pay Temple 25% of all sums of money, other than royalties on account of net sales of Licensed Product, which the Company receives from sublicensees, including, but not limited to all sublicense fees and minimum royalties paid by sublicensees to the Company.

Research and Development

     During its fiscal  years  ended June 30, 1998 and 1999,  the Company  spent
approximately   $822,935   and   $1,424,526,   respectively,   on  research  and
development.

Patents and Proprietary Rights

     Patents and other proprietary rights are extremely important to the Company's business. However, the patent positions of biopharmaceutical firms, including the Company, are uncertain and involve complex legal and factual questions which can be difficult to resolve.

     The Company's general policy is to license the right to develop, manufacture and market selected early-stage compounds which themselves (i.e., their "composition of matter") are, or their use for the licensed indication is, covered by a United States patent application which is pending or which the Company intends to file. To date, one patent has issued on the Company's portfolio therapeutics compounds: the "Method for Selectively Purging CD77+ Cells from Bone Marrow, U.S. Patent No. 5,801,145, dated September 1, 1998. Patents for other portfolio therapeutic compounds are being sought. Two of the Company's diagnostic technologies are the subject of allowed claims although the U.S. patents have not yet issued: (1) "Methods for Early Detection of HIV Infection," dated June 3, 1998 and (2) "Verotoxin Pharmaceutical Compositions and Medical Treatments Therewith," dated Sept 23, 1998, and one is the subject of an issued patent: "Test Method for the Laboratory Diagnosis and Test Strain of Neisseria Gonorrhea," U.S. Patent No. 4,446,230, dated May 1, 1984. The Company typically bears all patent prosecution expenses and patent maintenance expenses for any issued patent. The Company also may rely upon trade secrets and know-how.

     The patent application and issuance process may take several years and involves considerable expense, and there is no assurance that any patent sought by the Company or its licensors will issue. The coverage claimed in a patent application can be significantly reduced before a patent is issued. Consequently, neither the applicant nor the licensee knows whether any claim contained in a patent application will be allowed and result in the issuance of a patent or, if any patent is issued, whether it will provide meaningful proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy, until foreign counterparts, if any, are published, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be absolutely certain that it or its licensor was the first inventor of the subject matter covered by the patent application, was the first to file a patent application therefor, or would obtain the freedom to practice the claimed inventions and the right to prevent others from doing so. Moreover, priority in filing a patent application for an invention can be overcome by a different party who first practiced the invention. Accordingly, the Company might have to participate in extensive proceedings in U.S. and/or foreign patent offices or courts, including interference proceedings declared by the U.S. Patent and Trademark Office (the "Patent Office"), to determine priority and/or patent validity. Any such proceeding would be costly and consuming of management's time. There can be no assurance either that the Company's owned or licensed patents would be held valid or that the Company's products would not be found to infringe patents owned by others. In the event of a determination that the Company is infringing a third party's patent, the Company likely would be required to pay royalties, which could be substantial, to such third party. However, it is possible that the third party could refuse a license to the Company in order to keep the Company's product off the market.

     There can be no assurance that any patent rights held by the Company will provide any actual competitive advantage to the Company. Competitors might be able to develop similar and competitive products outside the scope of the Company's patents. For example, should third parties patent or otherwise develop and receive governmental clearance to commercialize a substance such as verotoxin, for a use not covered by the Company's patents, physicians could use those third party products in place of the Company's verotoxin products even though such third party products were not approved by the FDA for the same indications as the Company's products. Any such "off-label" use of third party products could have a material adverse effect on sales of the Company's products and the amount of royalty revenues received by the Company.

     From time to time, third parties may claim or the Company may identify intellectual property rights not owned or licensed by the Company which may be infringed by the Company. To the extent that such properties are in the public domain, in the first instance the Company would seek the opinion of patent counsel to avoid claims of willful infringement. In addition, whether or not such properties are in the public domain, the Company, after consultation with patent counsel and based on the Company's evaluation of applicable considerations, including without limitation the potential duration, expense and outcome of an infringement proceeding, the validity or enforceability of such potential claims and other business considerations, might seek to license such intellectual properties in consideration of the Company's payment of royalties. There can be no assurance that the Company will be able to obtain from third parties patent licenses on commercially reasonable terms, if at all.

     The Company also relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its trade secrets.

Government Regulation

     The research, testing, manufacture and marketing of pharmaceutical products are extensively regulated by numerous governmental authorities in the United States, Canada and other countries. In the United States, drugs are subject to rigorous regulation by the FDA. The federal Food, Drug and Cosmetic Act, as amended (the "FDC Act"), and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, labeling, promotion, marketing and distribution of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, total or partial suspension of product, and FDA refusal to approve pending NDAs or NDA supplements to approved applications.

     The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, such approval process is extremely expensive and uncertain. There can be no assurance that the Company's potential pharmaceutical products, all of which are "early stage", will be approved for marketing by the FDA or any similar regulatory body of Canada or any other country. Even if regulatory approval of a product is granted, there can be no assurance that the Company will be able to obtain the labeling claims it seeks for the promotion of the product, and FDA requirements prohibit the marketing or promotion of a drug for indications the FDA has not approved. Furthermore, regulatory marketing approval may entail ongoing requirements for postmarketing studies.

     The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include: (i) preclinical studies; (ii) the submission to the FDA of an investigational new drug application ("IND"), which must become effective before clinical testing in humans may commence; (iii) adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each claimed indication; (iv) the submission of the NDA to the FDA; and (v) FDA review and approval of the NDA prior to any commercial sale or shipment of the drug. Preclinical testing of a drug includes laboratory evaluation of chemistry and formulation as well as animal studies to assess safety and efficacy. Preclinical tests must be conducted in compliance with Good Laboratory Practice ("GLP") regulations, and compounds for clinical use must be formulated according to FDA requirements. The results of preclinical testing are submitted to the FDA as part of the IND. A 30-day waiting period after the filing of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, clinical studies may begin. If the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In addition, at any time the FDA may impose a clinical hold on ongoing clinical trials.

     If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

     Clinical trials are conducted under the supervision of a qualified investigator in accordance with Good Clinical Practice regulations under protocols detailing the objective of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution at which the study will be conducted. The IRB considers, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

     Clinical trials to support NDAs are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to (i) determine the efficacy of the drug in specific, targeted indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. If a compound is found in Phase II to be effective and to have an acceptable safety profile, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical study sites.

     After successful completion of the required clinical testing, an NDA generally is submitted. FDA approval of the NDA is required before marketing may begin in the United States. The NDA must include the results of clinical and other testing and the compilation of data relating to the product's chemistry, pharmacology and manufacture, the cost of all of which is substantial. The FDA reviews all submitted NDAs before it accepts them for filing, and it may request additional information before such acceptance, in which event the NDA must be resubmitted with the additional information and, again, is subject to review before acceptance for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the FDC Act, the FDA has 180 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification of information in the submission, which typically are made in a "non-approvable" letter. The FDA may refer the NDA to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the NDA should be approved; however, the FDA is not bound by the recommendation of its advisory committee although it usually follows its recommendations. If FDA evaluation of the NDA and its inspection of the proposed manufacturing facility are favorable, the FDA may issue either an approval letter authorizing commercial marketing of the drug for certain specified indications or a conditional approval letter which usually contains a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter. As a condition of NDA approval, the FDA may require postmarketing testing and surveillance to monitor the drug's safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems occur following initial marketing.

     If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a non-approvable letter, outlining the deficiencies in the submission and often requiring additional testing or information. Notwithstanding the submission of any requested additional data or information in response to a conditional approval or non-approvable letter, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

     If regulatory approval is obtained, the Company will be subject to ongoing FDA obligations and continued regulatory review. In particular, a drug manufacturer is required to adhere to regulations setting forth current Good Manufacturing Practices ("cGMPS"), which require that it manufacture its products and maintain its records in a prescribed manner with respect to manufacturing, testing and quality control activities. Further, the manufacturer must pass a preapproval inspection of its manufacturing facilities by the FDA before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties such as restrictions on a product's marketing or withdrawal of the product from the market. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials and changes in labeling of the product.

     THE COMPANY HAS NOT RECEIVED REGULATORY APPROVAL IN THE UNITED STATES OR ANY FOREIGN JURISDICTION FOR THE COMMENCEMENT OF CLINICAL TRIALS OR THE COMMERCIAL SALE OF ANY OF ITS POTENTIAL PHARMACEUTICAL PRODUCTS. THERE CAN BE NO ASSURANCE THAT PHASE I, PHASE II OR PHASE III TESTING WILL BE COMPLETED

SUCCESSFULLY WITHIN ANY SPECIFIED TIME PERIOD, IF AT ALL, WITH RESPECT TO ANY OF SUCH POTENTIAL PRODUCTS.

Environmental Matters. The Company currently uses third party independent contractors to conduct research and development on its proposed drugs. However, to the extent the Company's manufacturing operations and any future Company research and development activities involve the use of hazardous materials and chemicals, or produce waste products, the Company would be subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal thereof. Although the Company would expect that its safety procedures for handling and disposing of such materials would comply with the standards prescribed by such laws and regulations, the risk of contamination or injury from these materials could not be eliminated completely. In such event, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. There can be no assurance that the Company would not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the Company's business, financial condition or results of operations would not be materially adversely affected by current or future environmental laws or regulations.

Product and Clinical Studies Liability. Administration of any drug to humans involves the risk of allergic or other adverse reactions in certain individuals. Accordingly, it is possible that claims might be successfully asserted against the Company for liability with respect to injuries that may arise from the administration or use of its products during clinical trials or following marketing. However no claims involving a material liability has ever been brought against the Company. The Company presently carries what it believes to be adequate product liability insurance coverage, however it does not have coverage for clinical studies liability.

Competition. The pharmaceutical and biotechnology industries are characterized by intense competition. Virtually all competitors have substantially greater experience in pharmaceutical testing, development, regulation and out-licensing and have vastly larger financial, personnel, and other resources than the Company.

Employees. As of August 31, 1999, the Company had seven employees, all of whom are full-time. Six work for its Sierra Diagnostics subsidiary. In addition, the Company retains four of its directors, Robert Bender, Craig Sibley, and Dr. Allan Green, under consulting contracts and makes extensive use of expert consulting resources. See "Item 5. Directors, Executive Officers, Promotors and Control Persons" and "Item 7. Certain Relationships and Related Transactions".

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Form contain forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1."

OVERVIEW

     The Company is a development stage biopharmaceutical company formed to acquire and develop rights to selected early-stage compounds which have potential use as therapeutics or diagnostics . Since its inception on December 6, 1996, substantially all of the Company's resources have been dedicated to research and development and technology acquisition and management. To date, the Company has not generated significant product revenue from the sale of Gonostat, launched in January 1999, and it does not expect to generate significant revenues for at least three years while its other products are under development. The continuation of the Company as a going concern is dependent on additional equity financing and on the development of economically viable products. The Company has incurred losses of $2,467,328, and $1,919,240 in fiscal 1999 and 1998, respectively, and negative cash flow is expected to continue for the Company for at least the next three years. There can be no assurance that funding will be available to the Company or that the Company will be able to develop an economically viable product.

     The Company expects its sources of revenue for the next several years to consist principally of sales of diagnostic products and of payments under future corporate partnerships. The process of developing the Company's therapeutic products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. These activities, together with the Company's general and administrative expenses, are expected to result in operating losses for at least three more years. The Company will not receive product revenue from therapeutic products unless it completes clinical trials and successfully commercializes or arranges for the commercialization of one or more of its products, as to the success of which no assurance can be given.

     The Company is subject to risks common to biopharmaceutical companies, including risks inherent in its research and development efforts and clinical trials, reliance on collaborative partners, enforcement of patent and proprietary rights, the need for future capital, potential competition and uncertainty of regulatory approval. In order for a product to be commercialized, it will be necessary for the Company and its collaborators to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of the Company's product candidates, obtain regulatory clearances and enter into manufacturing, distribution and marketing arrangements either directly or through sublicensees. There can be no assurance that the Company will generate revenues or achieve and sustain profitability in the future.

Program Review

     The Company has eliminated several research projects and focused on those which are (relative to other pharmaceutical development projects) both near term and relatively low in projected developmental costs. Nonetheless, significant capital relative to the Company's resources will be required to bring these programs to a stage where their therapeutic efficacy can be demonstrated. This is usually accompanied by a significant increase in the value of the intellectual property.

     At the beginning of the year the Company had licensed a number of technologies including a novel approach to development of antibiotic compounds and compounds aimed at therapeutic intervention in 'hamburger disease'. Research on both of these projects was carried out and it was judged that neither project should be continued by the Company despite their initial promise. Accordingly intellectual property rights were returned and the Company terminated its support for these research projects.

     Direct and indirect (ex-vivo purging) applications of the bacterial toxin, verotoxin "VT" continue to show promise. In April 1999, the Company submitted a Pre-Investigation New Drug Application as a first step towards obtaining approval for clinical investigations, in Canada of the use of purging in treatment of multiple myeloma. The Company has received comments and will need to obtain additional funding to comply with the additional regulatory requirements for initiating clinical investigation, as to the receipt of which no assurance can be given. Independently, the Hospital for Sick Children plans to carry out a program of investigation of the direct use of VT as a chemotherapeutic. Significant extension of the basic patent is believed possible and the Company is pursuing an active program of expanding its patent portfolio. In order to move into clinical trials it is necessary to produce VT under conditions which satisfy regulatory requirements. Qualified subcontractors have been identified; however, the program has been halted due to constraints of available funding. Significant additional capital will be required to bring these programs through to the first clinical milestones sufficient to validate the commercial potential of these projects. While results to date are positive, there can be no assurance as to the ultimate technical or economic viability of products resulting from these applications of VT. The assay technology for multiple myeloma licensed by the Company is an important asset relative to validation of the utility of the purging technology and its ability to improve therapeutic outcomes. This technology allows significant time and cost savings in the clinical programs to evaluate marrow and stem cell purging.

     The application of VT to present antigens to dendritic cells continues to be a promising approach to development of therapeutic vaccines for cancer and other diseases which circumvent the immune systems surveillance. Research carried out under the Company's option agreement with the Institut Curie has resulted in promising findings and a plan for clinical investigation of the technology is being developed in collaboration with Dr. Evan Hersh at the Arizona Cancer Center. As with chemotherapeutic applications of VT, significantly increased levels of expenditure will be required as investigations move from the research laboratory setting to the clinical setting. These expenses include but are not limited to development of materials and formulations which are compliant with regulatory requirements and the costs of patient recruitment and monitoring in trial settings.

     Both the purging program and the dendritic cell program involve ex-vivo therapies (i.e. treatments are carried out on patient tissues which have been removed from the patient). A common characteristic of ex-vivo therapies is that, relative to systemic administration, they are less costly to investigate. The Company's focus is on identification of opportunities which combine low cost of development with a strong proprietary position and potentially short time to market. While there can be no assurance that viable products will result from the Company's programs, they have the potential to yield therapeutic products within time and financial constraints which offer attractive risk-return opportunities for development.

     During fiscal year 1999, the Company purchased Sierra Diagnostics Inc., a developer and manufacturer of diagnostic products for consideration comprising stock and assumption of debts and operating costs. The purchase and subsequent development of Sierra was motivated by three factors: a need for in-house capability to develop diagnostic tests required for therapeutic programs such as ex-vivo purging, a requirement for a facility to develop and manufacture the Company's HIV diagnostic, and the desire to develop earnings from operations in order to offset development costs. Sierra has a base of proprietary technology relating to assays for sexually transmitted diseases and handling of clinical samples. It has launched two products in 1999, both of which have significant revenue potential. The first product, Gonostat, is a clinical laboratory test for gonorrhea which offers unique advantages in cost and performance relative to other technologies available in the market. Although the market is highly competitive, Gonostat is expected to capture a significant niche and become a profitable product. There can, however be no assurance of performance in the market. The second product brought to market by Sierra is a sample preservation and handling product which eliminates the need for refrigeration of clinical samples intended for molecular (DNA/RNA based) assays. This product fits into the general practice of clinical testing and is expected to find wide application due to elimination of sample degradation and thus the need for repeat testing or sampling with attendant costs and inconvenience. The technology is proprietary and believed to be patentable. Sales and licensing of the technology to third parties are beginning. Sierra has operated within its budget projections and sales indicate that its products are gaining some acceptance in their markets. However, to date, the operations of Sierra have generated losses and there can be no assurance that profitable operations will be achieved or that, if achieved, they can be maintained.

     The Company continues to seek and evaluate opportunities for new therapeutics within its defined development criteria. The Company is developing a portfolio of proprietary product opportunities and is aggressively pursuing patents prosecution. In addition to licensed patents, the Company has agreements which provide for options on related inventions arising from sponsored work. Together with a strong network of institutional investigators, management believes that it has been able to identify and build protection for a significant base for the development of unique products. Competition in the areas of the Company's interests is intense and both the scientific and commercial environments change rapidly. By focusing on intellectual property development and using external contractors, the Company hopes to be able to maintain the required flexibility to adapt to changing circumstances. The Company's key resources include qualified subcontractors and it believes that it can move rapidly into clinical investigations and development of products based on its intellectual property given adequate funding. The funding required as the Company enters clinical trials significantly exceeds the magnitude of funds raised by the Company to date and there can be no assurance that such funding is available on acceptable terms if at all.

RESULTS OF OPERATIONS

     Years Ended June 30, 1999 and 1998.

     For the fiscal year ended June 30th 1999 and 1998, the Company incurred a net loss of $2,467,328 or $0.46 per share of common stock. This compares to a loss of $1,919,240 or $0.45 per share in 1998. Select has been unprofitable since its formation in 1997 and has a cumulative deficit of $4,585,602 as of June 30, 1999. The increase in net loss is a result of the routine operations of the Company in its development stage. The Company expects losses are to continue and increase for the next several years as the Company pursues development and commercialization of its intellectual property resources.

     Revenues. The Company recognized revenues of $130,055, its sole revenues to date, in the year ended June 30, 1999. These revenues arose from sales of diagnostic products through its wholly owned subsidiary, Sierra Diagnostics. The Company has no other product or license revenues. Management anticipates that future revenues may consist primarily of product sales either directly by the Company or, more likely, through collaborative development and marketing agreements with other companies in the pharmaceutical industry. Sierra's operations are expected to achieve breakeven during fiscal 2000 and thereafter be profitable, however, there can be no assurance that such performance will be realized or maintained.

     Costs and Expenses. Operating expenses increased significantly in 1999, from $1,919,240 in 1998 to $2,540,918 in 1999. This is due primarily to increased research and development activity and the addition of manufacturing and marketing operations in Sierra Diagnostics. As projects move from laboratory investigations into product development and clinical trials there will be a substantial increase in the level of activity and associated costs , including, without limitation, the cost, which may be substantial, of obtaining quantities of drugs manufactured in compliance with regulatory requirements (cGMP) for use in clinical trials. In addition clinical investigations require extensive management and have costs associated with patient management. The Company has paid significant amounts to acquire technology rights and spends money to support related research at collaborating institutions. Patent filing and prosecution, maintenance and possibly defense costs are expected to continue to rise as they are an essential component of the Company's business.

     During fiscal 1999 the Company acquired Sierra Diagnostics for aggregate consideration of $747,997.

     All research and development activities of the Company are expensed as incurred. Personnel costs including retained consultants and external contractors are the largest ongoing cost of operations. The Company has no long term employment contracts or liabilities for severances. As of June 30, 1999 the Company employed seven people, mainly at Sierra Diagnostics, and retained the services of three key consultants who are an integral part of the Company management. Locating and retaining appropriate personnel resources is a priority and the Company anticipates that personnel costs will continue to increase. However the percentage of expenditures related to personnel and other operations is expected to decline as increasing commitments are made to external manufacturing and clinical studies.

     Capital Expenditures. There were no significant capital expenditures during the fiscal year.

     Patent costs are expensed due to the uncertainties involved in realizing value from specific patents and patent applications.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations since inception primarily through private placements of its common stock. As of August 24, 1999, the Company had received approximately $3,417,297 in net proceeds from the sale of equity securities.

     Cash at June 30, 1999 totaled $121,000 compared to $2,070,705 at June 30, 1998. In July 1999, the Company received $125,000 from the private sale of 50,000 shares of restricted common stock.

     Sales of Sierra's products to date are not sufficient to cover operating costs and the Company's limited financial resources have forced it to curtail some of its planned operations through 1999. The Company will require substantial additional funding in order to complete its research and development activities and sublicense any potential products. The Company's future capital requirements will depend on many factors, including scientific progress in its research and development programs, the size and complexity of such programs, the scope and results of preclinical studies and clinical trials, the ability of the Company to establish and maintain corporate partnerships, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing preclinical and clinical material and other factors not within the Company's control. There can be no assurance that the additional financing necessary to meet the Company's short and long-term capital requirements will be available on acceptable terms or at all.

     Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research or development programs, to lose rights under existing licenses earlier than the Company would otherwise choose, and may adversely affect the Company's ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result. The Company currently has funds sufficient to continue operations for less than three months and does not have funds required to move current projects into clinical investigations. Management has been in discussions with a number of parties regarding obtaining additional financing, including business relationships other than direct equity sales, and while the Company is optimistic that such funds may be available there is no assurance that this will be the case.

     Funding needs for the Company will vary substantially depending on the extent of clinical development programs The Company elects to undertake. By controlling the scheduling of development and clinical programs the Company has considerable flexibility to maintain key parts of its intellectual property portfolio at low expenditure rates. While this gives a wider range of choices than might otherwise be available, the ongoing restriction of development activities is detrimental to the value of the portfolio and there is a requirement for ongoing support and license payments. Should the Company be unable to obtain additional funding, most of its portfolio rights would revert to its licensors.

     Year 2000. Year 2000 ("Y2K") issues arise because many computer systems use two rather than four digits to identify the year thus creating ambiguities which may produce errors before, on or after January 1, 2000. If not addressed , errors could impact all aspects of operations including financial reporting, clinical and production records or controls and communications. Errors may range from minor to significant systems failures and could be imported from suppliers' systems.

     The Company has assessed, taken corrective actions in light of, and continued to monitor its vulnerability to Y2K issues in all aspects of its business, including information and computer systems and critical suppliers and service providers. To the best of its knowledge, systems and equipment critical to its operations are Y2K compliant; however, it is not possible to be certain that the systems of its suppliers, service providers or other third parties upon which it relies are compliant or that they will unaffected by problems in their own supply chain. Based on the nature of the Company's operations and ongoing assessments, the Company believes that it has little direct exposure to Y2K issues.

     The Company estimates that its direct costs of addressing the Y2K issue are less than $5,000, which are being expensed in the normal course of its business operations.

Item 3. Description of Property.

     The Company operates a manufacturing facility in Sonora, California on three adjacent properties which total approximately 7,606 square feet. The space is leased from an unaffiliated third party. The properties are leased for a combined monthly rental of $4,627 pursuant to a 20 month lease which expires February 28, 2001. The Company believes its facility meets or exceeds all cGMP (current Good Manufacturing Practices) requirements.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     (a) Security Ownership of Certain Beneficial Owners

     The following table sets forth certain information regarding the ownership of the Company's Common Stock (being the Company's only voting securities) which are deemed under the current rules of the Securities and Exchange Commission to be beneficially owned by any person (including any "group" as that term is used in Instruction No. 4 to S-B Item 403) known by the Company to be the beneficial owner of more than five percent (5%) of the Common Stock of the Company as of August 24th 1999. Except as otherwise indicated, the Company has been advised that all individuals listed below have the sole power to vote and dispose of the number of shares set forth opposite their names.

Name and Address                            Amount and Nature of                  Percent
of Beneficial Owner                         Beneficial Ownership                  of Class
-------------------                         --------------------                  --------
Robert Bender                                   665,000(1)                           12%
50 O'Connor Street, Suite 300
Ottawa, Ontario
Canada K1P 6L2

Sally Hansen                                    665,000(2)                            12%
50 O'Connor Street, Suite 300
Ottawa, Ontario
Canada K1P 6L2

J. Peter Lynch                                  372,500(3)                             7%
407 Pound Ridge Road
Route 124
South Salem, NY 10590-1621

Dr. Clifford A. Lingwood                        367,000(4)                             7%
116 Kingsway Crescent
Toronto, Ontario
Canada M8X 2R9

Dr. Allan M. Green                              360,000(5)                             7%
19 Francis Avenue
Cambridge, MA 02138

Craig A. Sibley                                 360,000(6)                             7%
1372 Saginaw Crescent
Mississauga, Ontario
Canada L5H 1X5

ARGIL Management                                300,000(7)                             6%
c/o Dr. Allan M. Green
19 Francis Avenue
Cambridge, MA 02138

----------
(1) Includes 95,000 shares owned by his wife, Sally Hansen, 300,000 shares owned by ARGIL Management, a company in which Sally Hansen is a principal shareholder, and 150,000 shares owned by 996834 Ontario Ltd., a company controlled by Sally Hansen.

(2) Includes 120,000 shares owned by her husband, Robert Bender, 300,000 shares owned by ARGIL Management, a company in which she is a principal shareholder, and 150,000 shares owned by 996834 Ontario Ltd., a company in which she holds a controlling interest.

(3) Includes 100,000 shares owned by Salem Financial Inc., a company he controls.

(4)  Includes 183,500 shares owned by his spouse.

(5) Includes 300,000 shares owned by ARGIL Management, a company in which he is a principal shareholder.

(6) Includes 145,000 shares owned by his spouse and 67,000 shares owned by a corporation he controls.

(7) ARGIL Management is owned by Dr. Allan Green (51%) and Sally Hansen (49%), wife of the Company's Chairman, Robert Bender.

     (b) Security Ownership of Management

     The following table sets forth certain information regarding the ownership of the Company's Common Stock (being the Company's only voting securities) which are deemed under the current rules of the Securities and Exchange Commission to be beneficially owned by the Company's directors, executive officers named in
Item 5 below and directors and executive officers as a group, as of August 24th 1999. Except as otherwise indicated, the Company has been advised that all individuals listed below have the sole power to vote and dispose of the number of shares set forth opposite their names.

Name, Title and Address                              Amount and Nature
of Beneficial Owner                                  of Beneficial Ownership            Percent of Class
-------------------                                  -----------------------            ----------------
Robert Bender                                             665,000(1)                         12%
Chairman of the Board
50 O'Connor Street, Suite 300
Ottawa, Ontario
Canada K1P 6L2

Dr. Clifford A. Lingwood                                  367,000(2)                          7%
Director
116 Kingsway Crescent
Toronto, Ontario
Canada M8X 2R9

Craig A. Sibley                                           360,000(3)                          7%
Director
1372 Saginaw Crescent
Mississauga, Ontario
Canada L5H 1X5

Dr. George L. Spitalny                                    231,000                             4%
Director
6 Brookfield Court
Cheshire, CT  06410

Paul Lucas                                                 10,000                            -- *
Director
c/o Glaxo Wellcome Canada, Inc.
7333 Mississauga Road
Mississauga, Ontario
Canada  L5N 6L4

Dr. Allan M. Green                                        360,000(4)                          7%
Director
19 Francis Avenue
Cambridge, MA 02138

Thomas Reardon                                             10,000                            -- *
Director
c/o 49 Candlewood Road
Ipswich, MA 01938

Allen Krantz, Ph.D.                                        10,000                            -- *
Director
847 N Humboldt St. #310
San Mateo, CA 94401

All directors and                                       1,713,000                            30%
executive officers
as a group
(8 individuals)

----------
* Owns less than 1%

(1) Includes 95,000 shares owned by his wife, Sally Hansen, 300,000 shares owned by ARGIL Management, a company in which Sally Hansen is a principal shareholder, and 150,000 shares owned by 996834 Ontario Ltd., a company controlled by Sally Hansen.

(2)  Includes 183,500 shares owned by his spouse.

(3) Includes 145,000 shares owned by his spouse and 67,000 shares owned by a corporation he controls.

(4) Includes 300,000 shares owned by ARGIL Management, a company in which he is a principal shareholder.

     (c) Changes in Control.

     There are no arrangements known to the Company which may result in a change in control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     (a) Officers and Directors: The following table provides information concerning each executive officer and director of the Company. All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified.


Name                                Age                   Title
----                                ---                   -----
Robert Bender                       52           Chairman of the Board,
                                                 Secretary and Treasurer

Dr. George L. Spitalny              52           President, Select Therapeutics
                                                 (Canada) Inc., a wholly-owned
                                                 subsidiary of the Company, and
                                                 Director

Dr. Clifford A. Lingwood            49           Director

Craig A. Sibley                     41           Director

Paul Lucas                          49           Director

Dr. Allan M. Green                  54           Director

Allen Krantz, Ph.D.                 59           Director

Thomas Reardon                      53           Director


     Robert Bender: Mr. Bender is a co-founder of the Company. He has been a director of the Company since inception. He served as its President from inception in January, 1997 until May 1997 at which time he became the Company's Chairman, Secretary and Treasurer. Since 1972, he has been active in entrepreneurial technology-based companies, primarily in the medical field and his professional focus has been on the assessment and development of new ventures. Mr. Bender has extensive experience in institutional and private venture capital, having been associated with Adler & Co. (New York City) and Ventures West (Vancouver). He has participated in the management and/or development of a number of privately held start-up companies and been active in the transfer of technology between corporations and from academic institutions.

     Dr. George L. Spitalny: Dr. Spitalny is a co-founder of the Company and has been a director of the Company since inception. He has more than 25 years of experience in clinical and biopharmaceutical development, and since October 1995 he has been an industry consultant. From the Company's inception in December 1996 until December 1998, he served as its Chief Operating Officer and from May 1997 until December 1998, he served as President of the Company. In January 1999, he became President of Select Therapeutics (Canada) Inc., a wholly-owned subsidiary of the Company. From October 1996 to January 1997 he was President of Immune Network Research Ltd. From December 1990 to October 1995 he was Vice President, Research and Development, and then Chief Scientific Officer, of TargeTech, Inc., a start-up biopharmaceutical company which was acquired by Immune Response Corp. From 1983 to 1990 Dr. Spitalny was employed by Bristol-Myers Squibb as a director of research and development and as a manager of its research and clinical operations. Dr. Spitalny received a Ph.D. from New York University School of Medicine in 1973 and is the author or co-author of 55 articles on a wide range of biopharmaceutical related topics.

     Dr. Clifford A. Lingwood: Dr. Lingwood is a co-founder of the Company and has been a director of the Company since inception. For the last 20 years he has worked in academia, during which time he participated in the development of the scientific technology which has been licensed to the Company. Since 1989, Dr. Lingwood has been affiliated with both the University of Toronto and The
Hospital for Sick Children in Toronto ("HSC"), currently serving as (i) an Associate Professor in the Departments of Clinical Biochemistry, Biochemistry and Microbiology at the University of Toronto and (ii) a Senior Scientist in the Departments of Microbiology and

Biochemistry at HSC. Dr. Lingwood is one of the inventors of and a patent applicant with regard to certain of the Company's licensed technologies.

     Craig A. Sibley: Mr. Sibley is a co-founder of the Company and has been a director since inception. Mr. Sibley has been involved in the marketing, promotion and sale of medical, pharmaceutical and diagnostic products for the last 13 years. From December 1993 thru 1997, Mr. Sibley was employed by Serono Canada, Inc., in several capacities in sales and marketing including where since November 1996 he has served as Group Director, Reproduction Biology, responsible for the promotion, marketing and sale of fertility products and reproduction-endocrinology products. From August 1991 to June 1993, he served as Product Manager for Amgen Canada, Inc., a start-up biopharmaceutical company. From January 1989 to August 1991, he was employed by Schering Canada as a sales representative specializing in biological products and as a product manager.

     Paul Lucas: Mr. Lucas has been a Director of the Company since September 1998. Mr. Lucas is the President and CEO of Glaxo Wellcome, Canada. He joined Glaxo Wellcome in September 1986. He has more than 20 years experience in the Canadian pharmaceutical industry, and he was instrumental in overseeing the successful 1995 merger of Glaxo Canada and Burroughs Wellcome. He currently serves on several university committees and is the Vice Chairman of the Pharmaceutical Manufacturers Association of Canada (PMAC). In addition, he is the Chairman of the Board of Altimed Pharmaceutical Inc. and is a Director of BioChem Pharma.

     Allan M. Green, M.D., Ph.D., J.D.: Dr. Green has been a director of the Company since January 1999. He is a physician, lawyer, and research scientist with experience as an operating officer in the pharmaceutical industry. He is Vice President, Pharmaceutical/Biomedical Products for ML Strategies, Inc., where he looks after the interests of a wide range of health care, biotechnology and pharmaceutical clients. He also is of counsel to the Boston/Washington law firm Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. He has successfully represented many American and Canadian clients in their relationships with the FDA and has organized a number of multi-disciplinary conferences on healthcare, pharmaceutical and funding issues. Dr. Green was formerly Medical Director of New England Nuclear/Dupont Medical Products. He is a director of NEUROCHEM, Inc. and North American Scientific, Inc. He has served on various government committees as a technical consultant and has held several medical school appointments. Dr. Green is the author of many scientific papers in biochemistry and drug development and is well known for his Issues and Commentary series, which analyzes the competitive commercial aspects and potential markets for emerging pharmaceutical technologies. Dr. Green received his B.S. in Economics in 1966 and his Ph.D. in Biochemistry and Metabolism in 1971 from Massachusetts Institute of Technology. He received his M.D. from Case Western Reserve
University School of Medicine in 1972. He holds board certification in both Internal Medicine and in Nuclear Medicine. Dr. Green received his J.D. from Boston College Law School in 1991.

     Allen Krantz, Ph.D.: Dr. Krantz has been a director of the Company since January 1999. He is trained as an organic chemist and worked at Syntex for the past 13 years, most recently as a Vice President at Syntex Research, Canada. Prior to that he was a tenured Associate Professor of Chemistry and Pharmacology at State University of New York, at Stony Brook. In 1994 he joined Red Cell, Inc., a start-up biotechnology company as Executive Vice President-Research. Since 1997, he has been President of Bullet Therapeutics, a start-up drug development enterprise.

     Thomas M. Reardon: Mr. Reardon has been a director of the Company since January 1999. He is Co-Chairman of the Health Law Group at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and President of its affiliated ML Strategies, Inc. He has been at Mintz, Levin since April, 1990. In September 1999, he became the CEO of Vector Health Solutions, an affiliate of Quorum Health Resources, LLC. In addition, he serves as a director of numerous organizations in the healthcare field.


     (b) Significant Employee:

     Tony K. Baker: Mr. Baker, age 53, has been Vice President of the Company in charge of the development of diagnostic products since November 1998. Mr. Baker was the President and Chief Scientist of Sierra Diagnostics, Inc., which he founded in May 1994, until Sierra's acquisition by the Company in November 1998. From 1993 to 1995, Mr. Baker worked for Genentech as a Senior Development Specialist. From 1991 to 1993, he was the Immunodiagnostic Development Manager for Sigma Diagnostics. From 1987 to 1991 he was a Vice President of Product Development for Gen-Trans Biotechnology. From 1971 to 1987, he held a variety of senior positions in the biotechnology field, including Manager of In-Vitro Assay Development-Infectious Diseases for Merck Sharp and Dohme. Mr. Baker received his M.S. in Microbiology from Northern Arizona University and he served as an Officer in the U.S. Marine Corps.

Scientific and Medical Advisory Board:

     Allan M. Green M.D., Ph.D., J.D. : Dr. Green is a director of the Company and Chairman of the Company's Scientific and Medical Advisory Board.

     Mark L. Greenberg, M.D., M.B., Ch.B.: Dr. Greenberg is Chief of Oncology and Co-Head of the Division of Hematology/Oncology, The Hospital for Sick Children, University of Toronto. He is also a Professor in the Departments of Pediatrics and Surgery at the University of Toronto. Dr. Greenberg joined The Hospital for Sick Children (Toronto) in 1970. He received his medical education at the University of Witwatersrand (Johannesburg, South Africa) (M.B., Ch.B. in
1966) and served as an intern and resident at the Johannesburg General Hospital, Transvaal Memorial Hospital and Presbyterian St. Luke's Hospital (Chicago) before joining The Hospital for Sick Children. He is a member of the FRCP(c) (Fellow of the Royal College of Physicians (Canada)) and other professional bodies. Dr. Greenberg has published extensively in the medical literature principally on oncology.

     Gabriel  H.  Hortobagyi,  M.D.:  Dr.  Hortobagyi  is  the  Chairman  of the
Department of Breast Medical Oncology in the Division of Medicine at the University of Texas, M.D. Anderson Cancer Center. He received his M.D. at the Universidad Nacional de Columbia (Bogota, Columbia) in 1970 and served as intern and resident at The Hospital San Juan de Dios (Bogota, Columbia) and

St. Luke's Hospital (Cleveland). He joined M.D. Anderson Hospital in 1974 as a Fellow in Developmental Therapeutics. Since joining M.D. Anderson, Dr. Hortobagyi has had numerous academic and professional appointments. He holds specially diplomas in internal medicine and medical oncology.

     John Thomas Lamont, M.D.: Dr. Lamont is Chief of the Division of Gastroenterology of the Beth Israel Deaconess Medical Center and Professor of Medicine at the Boston University of Rochester. He interned at the UCLA Medical Center in Los Angeles, where he later served as Chief Medical Resident. He has been on the faculty of Boston University since 1980 and is certified in Internal Medicine and Gastroenterology. His research interests include the structure and function of intestinal mucin and the mechanisms of action of bacterial toxins.

     Evan M. Hersh, M.D.: Dr. Hersh is a Professor of Microbiology and Immunology at the University of Arizona, Tucson, and is the Associate Director of Clinical Research and Director of Immunology at the Arizona Cancer Center. He has been active in the development of novel therapeutic anti-cancer strategies. Dr. Hersh's laboratory will collaborate with the Company and the Institut Curie in Paris in pre-clinical and early clinical studies on therapeutic cancer vaccines based on the proprietary antigen presentation technology being developed at the Institut Curie.

Item 6. Executive Compensation.

     (a) Summary Compensation: The following Summary Compensation Table reflects certain information for the Company's Chief Executive Officer and other executive officers, if any, whose total annual salary and bonus exceeded $100,000.

                               Annual Compensation

                                                                                           Other
Name and                                                                                   Annual
Principal                                             Salary            Bonus              Comp. (1)
Position                         Year                   ($)              ($)                  ($)
--------                         ----                 ------            -----              ------
Robert Bender, CEO               1999                 144,000(2)        nil                nil
                                 1998                  74,000           nil                nil
                                 1997                 nil               nil                nil

Dr. George Spitalny,             1999                 158,144           20,000             6,069
President, Select                1998                 146,924           nil                12,000
Therapeutics (Canada),           1997                  30,000           nil                nil
Inc.


----------
(1) Excludes perquisites and other benefits, unless the aggregate amount of such compensation is at least the lesser of either $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.

(2)  $120,000 was paid in cash, and the balance of $24,000 is accrued.


Item 7. Certain Relationships and Related Transactions.

     The Company has an oral employment agreement with Dr. George Spitalny, a director, retaining his full time services as President of the Company's Canadian subsidiary on a month to month basis at a monthly salary of $13,179.

     The Company has entered into a consulting agreement with the consulting company owned by Robert Bender, the Company's CEO, retaining his services for a monthly fee of $12,000 of which $10,000 is to be paid monthly and the balance is accrued. The Company also has entered into consulting arrangements with three of its other directors, Craig Sibley, Dr. Clifford Lingwood and Dr. Allan Green, whereby the Company has agreed to pay them monthly consulting fees of approximately $5,200, $1,300 and $10,000, respectively. Mr. Sibley devotes a substantial fraction of his professional time to the Company and is responsible for relationship management and technology sourcing for its Canadian subsidiary. Dr. Lingwood's laboratory at the Hospital for Sick Children ("HSC") is a principal source of technology for the Company and receives research support through contractual arrangements with HSC. Dr. Green devotes a substantial fraction of his professional time to the Company and is responsible for regulatory oversight, research program planning and coordination and scientific direction.

     In addition, Dr. Lingwood owns 35% of the share owned by HSC in the Patent Application entitled "Verotoxin Pharmaceutical Compositions and Medical Treatment therewith" (the "Licensed Verotoxin Technology". He and the other owners of the patent granted the University of Toronto Innovations Foundation the exclusive right to grant licenses thereunder and such Foundation has granted an exclusive license thereto to the Company. See "Item 1.B. Business of the Company - Technology Licenses - Verotoxin/Neoplasia."

Item 8. Legal Proceedings.

     None.


Item 9. Market Price for Common Equity and Related Stockholder Matters.

     (a)  Market Information

     The Company's Common Stock is currently listed on the Over the Counter Bulletin Board under the symbol "SLPU".

     The following table sets forth the range of high and low bid information for the Company's Common Stock for each quarter within the last two fiscal years since quotation thereof commenced, as provided by the National Quotation Bureau, Inc. Such quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

                                      LOW                         HIGH
         Fiscal 1999                  ---                         ----
         -----------

         April 1 through              $3.125                     $5.03125
         June 30, 1999

         Jan. 1 through               $3.50                      $5.75
         March 31, 1999

         Oct. 1 through               $3.3125                    $5.3125
         Dec. 31, 1998

         July 1 through               $3.875                     $6.625
         Sept. 30, 1998

         Fiscal 1998
         -----------

         April 1 through              $4.625                     $11.625
         June 30, 1998

         Jan. 1 through               $2.375                     $6
         Mar. 31, 1998

         Oct. 28 (first available)     $1.50                     $3
         through Dec. 31, 1997


     (b) Holders

     As of August 26, 1999, there were 167 holders of record of the Company's Common Stock.

     (c) Dividends

     Since its inception, the Company has not declared any dividends on its common stock and does not anticipate paying any in the foreseeable future.


Item 10. Recent Sales of Unregistered Securities.

     In January 1997, the Company sold to its founders 2,567,000 shares of Common Stock for an aggregate price of $2,567 ($.0001 per share) in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended ("Section 4(2)") for transactions not involving a public offering.

     In March and April 1997, the Company sold to private investors 800,000 shares of Common Stock for an aggregate price of $200,000 ($.25 per share) in a private placement made pursuant to the exemption from registration provided by
Section 3(b) of the Securities Act ("Section 3(b)") and Rule 504 of Regulation D promulgated under the Securities Act ("Rule 504"). The investors paid cash for their shares.

     In April, May and June 1997, the Company sold to private investors 800,000 shares of Common Stock for an aggregate price of $800,000 ($1.00 per share) in a private placement made pursuant to the exemption from registration provided by
Section 3(b) and Rule 504. The investors paid cash for their shares.

     In April, May and June 1998, the Company sold 762,531 shares of Common Stock for an aggregate cash price of $2,287,593 ($3.00 per share) in a private placement to accredited and non-accredited investors under Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended ("Rule 506"). The Company paid sales commissions aggregating approximately $212,000.

     In December 1998, the Company issued an additional 240,000 shares for services rendered aggregating $720,000. In August 1999, the Company authorized the issuance of 381,264 additional shares of Common Stock to reduce the offering price from $3.00 to $2.00 per share. Such issuances were and will be in reliance on the exemption from registration provided by Section 4(2) and Rule 506.

     In November 1998, the Company sold to accredited investors 219,999 shares of its Common Stock in exchange for all of the issued and outstanding shares of Sierra Diagnostics, Inc., in reliance on the exemption from registration provided by Section 4(2) and Rule 506.

     In March 1999, the Company issued 11,000 shares of its Common Stock as payment for services rendered, aggregating $33,000, in reliance on the exemption from registration provided by Section 4(2).

     In May 1999, the Company issued 51,782 shares of Common Stock as payment of license fees to the University of Toronto Innovations Foundation and 30,000 shares of Common Stock to three directors in connection with their election as directors, in reliance on the exemption from registration provided by Section 4(2).

     In May 1999, the Company issued 100,000 restricted common shares to an accredited investor for cash consideration of $250,000, in reliance on the exemption from registration provided by Section 4(2).

     In July 1999, the Company issued 50,000 restricted common shares to an accredited investor for cash consideration of $125,000, in reliance on the exemption from registration provided by Section 4(2).


Item 11. Description of Securities.

Common Stock

     Voting Rights

     Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.

     Dividends

     All shares of Common Stock are entitled to participate ratably in dividends when, as and if declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

     Miscellaneous Rights and Provisions

     Holders of Common Stock have no preemptive or other subscription rights, conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. In the event of liquidation, dissolution or winding up, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities and after provision has been made for each class of stock, if any, having preference over the common stock.

Preferred Stock

     Although no series of preferred stock has been issued and therefore no voting or other rights have been designated or specified, the Company is authorized to issue "blank check" preferred stock with such designations, rights of conversion into common stock and other rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Company's Board of Directors, without stockholder approval, may issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

Delaware Anti-Takeover Law

     The Company is subject to certain anti-takeover provisions under Section 203 of the Delaware General Corporation Law. In general, under Section 203, a Delaware corporation may not engage in any business combination with any "interested stockholder" (a person that owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation or is an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock), for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers, and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section or the corporation by action of its stockholders holding a majority of the outstanding stock adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203.

     The Company has not elected out of Section 203, and therefore, the restrictions imposed by Section 203 will apply to the Company. Such provision could have the effect of discouraging, delaying or preventing a takeover of the Company, which could otherwise be in the best interest of the Company's stockholders, and have an adverse effect on the market price for the Company's Common Stock.


Item 12. Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law ("GCL") of the State of Delaware empowers a Delaware corporation, such as the Company, to indemnify its directors and officers under certain circumstances. The Company's Certificate of Incorporation provides that the Company shall indemnify such persons to the fullest extent permitted by Delaware law. At present, GCL provides that, in order to be entitled to indemnification, an individual must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Company's best interests and, with respect to a criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers and controlling persons of the Company pursuant to the provisions of Delaware law or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

     Article Tenth of the Company's Certificate of Incorporation limits the personal liability of its directors to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duties as directors. This provision does not prevent the Company or its stockholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.


Item 13. Financial Statements.

                  Consolidated Financial Statements
                  (Stated in U.S. dollars)

                  SELECT THERAPEUTICS INC.
                  (A DEVELOPMENT STAGE ENTERPRISE)

                  Years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997 kpmg

         kpmg LLP
         Chartered Accountants                      Telephone     (416) 228-7000
         Yonge Corporate Centre                     Telefax       (416) 228-7123
         4120 Yonge Street Suite 500                www.kpmg.ca
         North York ON M2P 2B8


INDEPENDENT AUDITORS' REPORT


To the Directors of Select Therapeutics Inc.


We have audited the accompanying consolidated balance sheets of Select Therapeutics Inc. (A Development Stage Enterprise) as at June 30, 1999 and 1998 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 1999 and 1998 and the results of its operations and its cash flows for the years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


"KPMG LLP" (signed)


Chartered Accountants


Toronto, Canada

August 23, 1999

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Balance Sheets
(Stated in U.S. dollars)

June 30, 1999 and 1998

===========================================================================================
                                                                     1999              1998
-------------------------------------------------------------------------------------------

Assets

Cash and cash equivalents                                     $   120,881       $ 2,070,705
Restricted cash (note 11(a))                                       72,000                 -
Accounts receivable                                                 7,380                 -
Inventory                                                          32,130                 -
Prepaid expenses and other assets                                  21,740            30,000
Property, plant and equipment (note 4)                            104,547             3,278
Intangible assets (note 5)                                        900,581                 -

-------------------------------------------------------------------------------------------
                                                              $ 1,259,259       $ 2,103,983
-------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Liabilities:
     Accounts payable                                         $    43,309       $   809,560
     Accrued liabilities                                          655,798           231,670
     --------------------------------------------------------------------------------------
                                                                  699,107         1,041,230

Shareholders' equity:
     Capital stock (note 6):
         Authorized:
              1,000,000 preferred shares
              10,000,000 common shares,
                $0.001 par value
         Issued:
              5,634,094 common shares (1998 - 4,981,313)            5,634             4,981
     Contributed surplus                                        5,140,120         3,176,046
     Deficit accumulated during the development stage          (4,585,602)       (2,118,274)
     --------------------------------------------------------------------------------------
                                                                  560,152         1,062,753

Going concern (note 1)
Commitments (note 9)
Subsequent event (note 6(b))

-------------------------------------------------------------------------------------------
                                                              $ 1,259,259       $ 2,103,983
===========================================================================================


See accompanying notes to consolidated financial statements.

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)
Consolidated Statements of Operations
(Stated in U.S. dollars)

==============================================================================================================
                                                                                    Period from    Period from
                                                            Year            Year    December 6,    December 6,
                                                           ended           ended        1996 to        1996 to
                                                        June 30,        June 30,       June 30,       June 30,
                                                            1999            1998           1997           1999
--------------------------------------------------------------------------------------------------------------

Revenue                                              $   130,055     $        --    $        --    $   130,055
Cost of revenue                                           90,121              --             --         90,121
--------------------------------------------------------------------------------------------------------------
                                                          39,934              --             --         39,934

Interest income                                           33,656              --             --         33,656

Research and development                               1,424,526         822,935        182,607      2,430,068
Selling, general and administration                      929,756       1,095,726         16,427      2,041,909
Depreciation                                              13,470             579             --         14,049
Amortization                                             173,166              --             --        173,166
--------------------------------------------------------------------------------------------------------------
                                                       2,540,918       1,919,240        199,034      4,659,192

--------------------------------------------------------------------------------------------------------------
Loss for the period                                  $ 2,467,328     $ 1,919,240    $   199,034    $ 4,585,602
==============================================================================================================

Loss per share (note 10)                             $     (0.46)    $    (0.45)    $     (0.06)
Weighted average number of shares                      5,318,743       4,285,474      3,207,000

==============================================================================================================


Consolidated Statements of Changes in Shareholders' Equity
(Stated in U.S. dollars)

==============================================================================================================
                                                                                        Deficit
                                                                                    accumulated
                                                                                     during the
                                               Common shares         Contributed    development
                                           Shares         Amount         surplus          stage          Total
--------------------------------------------------------------------------------------------------------------

Balance, January 28, 1997                      --    $        --     $        --    $        --    $        --

Issue of common shares                  4,159,683          4,159         954,890             --        959,049

Net loss                                       --             --              --       (199,034)      (199,034)
--------------------------------------------------------------------------------------------------------------

Balance, June 30, 1997                  4,159,683          4,159         954,890       (199,034)       760,015

Issue of common shares                    821,630            822       2,221,156             --      2,221,978

Loss for the period                            --             --              --     (1,919,240)    (1,919,240)
--------------------------------------------------------------------------------------------------------------

Balance, June 30, 1998                  4,981,313          4,981       3,176,046     (2,118,274)     1,062,753

Issue of common shares                    652,781            653       1,964,074             --      1,964,727

Loss for the period                            --             --              --     (2,467,328)    (2,467,328)

--------------------------------------------------------------------------------------------------------------
Balance, June 30, 1999                  5,634,094    $     5,634     $ 5,140,120    $(4,585,602)   $   560,152
==============================================================================================================


See accompanying notes to consolidated financial statements.

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Cash Flows
(Stated in U.S. dollars)

===============================================================================================================
                                                                                    Period from     Period from
                                                             Year           Year    December 6,     December 6,
                                                            ended          ended        1996 to         1996 to
                                                         June 30,       June 30,       June 30,        June 30,
                                                             1999           1998           1997            1999
---------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
     Loss for the period                              $(2,467,328)   $(1,919,240)   $  (199,034)    $(4,585,602)
     Items not involving cash:
         Depreciation                                      13,470            579             --          14,049
         Amortization                                     173,166             --             --         173,166
     Changes in non-cash operating working capital:
         Amount receivable                                 92,620             --             --          92,620
         Inventory                                          2,300             --             --           2,300
         Prepaid expenses and other assets                  9,522        105,686       (135,686)        (20,478)
         Accounts payable and accrued liabilities         379,395      1,084,521         95,439       1,559,355
---------------------------------------------------------------------------------------------------------------
                                                       (1,796,855)      (728,454)      (239,281)     (2,764,590)

Financing activities:
     Proceeds from issue of common shares,
       net of issue costs                                 250,000      2,083,248        959,049       3,292,297
     Repayment of loans due to the former
       shareholders of Sierra Diagnostics, Inc.          (285,999)            --                       (285,999)
     Restricted cash                                      (72,000)            --             --         (72,000)
---------------------------------------------------------------------------------------------------------------
                                                         (107,999)     2,083,248        959,049       2,934,298

Investing activities:
     Additions to property, plant and equipment           (44,970)            --         (3,857)        (48,827)
---------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                            (1,949,824)     1,354,794        715,911         120,881

Cash and cash equivalents, beginning of period          2,070,705        715,911             --              --

---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period              $   120,881    $ 2,070,705    $   715,911     $   120,881
===============================================================================================================

Supplementary disclosure:
     Non-cash financing and investing activities:
         Issue of common shares to purchase
           licenses                                   $   138,730    $        --    $        --     $   138,730
         Issue of common shares related to the
           acquisition of Sierra Diagnostics, Inc.        780,997             --             --
                                                                                                        780,997
         Issue of common shares for services              795,000             --             --         795,000

===============================================================================================================


See accompanying notes to consolidated financial statements.

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997

================================================================================

Select Therapeutics Inc. (the "Company" or "Select Therapeutics") was incorporated under the laws of Delaware as VT Development, Inc. on January 28, 1997 and changed its name to Select Therapeutics Inc. on July 18, 1997. Substantially all of the operations and assets are located in the United States and the Company conducts biotechnological research and development for the purpose of developing pharmaceutical products, and in-vitro diagnostic and related products.

1.     Going concern:

     The Company is currently involved in research and development and did not generate any significant revenue during the period of operations. The continuation of the going concern assumption is dependent on additional equity financing and on the development of an economically viable product. The Company has incurred losses of approximately $4,586,000 to June 30, 1999. The Company is not expected to generate profits in the next three years while its products are under development. There can be no assurance that sufficient funding can be raised to fund ongoing research and operating expenses or that the Company will be able to develop an economically viable product.

     The Company's acquisition of Sierra on November 2, 1998 has provided the Company with a Federal Drug Administration Current Good Manufacturing Practice ("cGMP") facility which will enable the Company to manufacture diagnostic products which comply to regulatory requirements. Further, Sierra has a product ready for market, sales of which are expected to generate sufficient cash flow to cover the operating costs of Sierra and the cGMP facility. The first delivery of Sierra's products took place in January 1999. However, consolidated negative cash flow from operating activities is expected to continue for Select Therapeutics for at least the next two years.

     Despite its negative cash flow, the Company has been able to secure financing to support its operations to date, based on equity financing and the payment for certain services to the Company through the issuance of common shares. However, there can be no assurance that the Company will be able to obtain sufficient financing to support its operations.

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
(Stated in U.S. dollars)

Years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997

================================================================================


2.   Significant accounting policies:

     (a)  Basis of presentation:

          The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Select Therapeutics (Canada) Inc. from the date of incorporation on December 6, 1996, and Sierra Diagnostics, Inc. from the date of acquisition on November 2, 1998. All material intercompany accounts and transactions have been eliminated.

     (b)  Measurement uncertainty:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

     (c)  Research and development:

          Research and development costs are expensed as incurred.

     (d)  Income taxes:

          The Company records income taxes using the asset and liability method as required by the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rates changes are enacted.

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
(Stated in U.S. dollars)

Years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997

================================================================================


2.   Significant accounting policies (continued):

     (e)  Property, plant and equipment:

          Property, plant and equipment are stated at cost and are amortized on a straight-line basis over their estimated useful lives as follows:

          ----------------------------------------------------------------------

          Leasehold improvements                                        10 years
          Manufacturing equipment                                        7 years
          Computer equipment                                             3 years
          Office equipment                                               5 years

          ----------------------------------------------------------------------

          All costs incurred relating to patents and licenses were expensed during the year due to the uncertainty relating to their future benefit.

     (f)  Intangible assets:

          Intangible assets consist of goodwill and acquired license which arose on the acquisition of Sierra on November 2, 1998 (note 3). Goodwill, representing the excess cost over the fair value of net assets acquired, is amortized on a straight-line basis over a period of five years. The Company reviews the value of goodwill regularly. The measurement of possible impairment is based primarily on the ability to recover the balance of goodwill from expected future operating cash flow through the remaining amortization period on an undiscounted basis. If an impairment exists, the amount of such impairment is calculated based on the estimated fair value of the asset. An acquired license, representing the fair value of a license acquired, is amortized over the one year life of a related contract plus a one year renewal period.

     (g)  Fair value of financial instruments:

          The carrying values of cash and cash equivalents and accounts payable approximate their fair values due to the relatively short periods to maturity of the instruments.

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
(Stated in U.S. dollars)

Years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997

================================================================================


2.   Significant accounting policies (continued):

     (h)  Cash and cash equivalents:

          The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. Cash and cash equivalent balances consist of cash balances and investments in money market funds.

3.   Acquisition of Sierra Diagnostics, Inc.:

     Effective November 2, 1998, the Company acquired 100% of the issued and outstanding common shares of Sierra for consideration of 219,999 common shares valued at $747,997 and direct costs of acquisition of $33,000. The acquisition has been accounted for using the purchase method. The total consideration exceeded the fair value of the net assets acquired by $923,747, which has been recorded as goodwill and is being amortized on a straight-line basis over five years.

     The following unaudited pro-forma information for the year ended June 30, 1999 had been compiled assuming the acquisition of Sierra had occurred on July 1, 1998.

     --------------------------------------------------------------------------

     Revenue and license fees                                    $      163,388
     Net loss                                                         2,729,965
     Net loss per share                                                   (0.51)

     --------------------------------------------------------------------------

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
(Stated in U.S. dollars)

Years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997

================================================================================


3.   Acquisition of Sierra Diagnostics, Inc. (continued):

     The pro-forma data does not purport to represent the results of operations that might have occurred had the transaction actually taken place on July 1, 1998, or the results of operations of Select or Sierra for any future period. Further, the historical results of operations provide no indication of the future performance of Select or Sierra.

4.   Property, plant and equipment:

     ===================================================================================================
                                                                         Accumulated            Net book
     June 30, 1999                                           Cost       amortization               value
     ---------------------------------------------------------------------------------------------------

     Leasehold improvements                           $    12,942          $   1,941           $  11,001
     Manufacturing equipment                              109,747             29,865              79,882
     Office equipment                                      23,913             10,249              13,664

     ---------------------------------------------------------------------------------------------------
                                                      $   146,602          $  42,055           $ 104,547
     ===================================================================================================


     ===================================================================================================
                                                                         Accumulated            Net book
     June 30, 1998                                           Cost       amortization               value
     ---------------------------------------------------------------------------------------------------

     Office equipment                                 $     3,857          $     579           $   3,278

     ===================================================================================================


5.   Intangible assets:

     Intangible assets consist of the following:

     ===================================================================================================
                                                                         Accumulated            Net book
     June 30, 1999                                           Cost       amortization               value
     ---------------------------------------------------------------------------------------------------

     Goodwill                                         $   923,747          $ 123,166           $ 800,581
     Acquired license                                     150,000             50,000             100,000

     ---------------------------------------------------------------------------------------------------
                                                      $ 1,073,747          $ 173,166           $ 900,581
     ===================================================================================================

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
(Stated in U.S. dollars)

Years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997

================================================================================

6.   Capital stock:

     (a) During the year ended June 30, 1998, the Company completed the following capital stock transactions:

          (i) 7,317 common shares were issued for cash proceeds of $7,317 which related to the June 30, 1997 offering;

          (ii) 23,810 common shares were issued for $68,800 as consideration for a license agreement;

         (iii) 27,972 common shares were issued for $69,930 as consideration for a license agreement; and

          (iv) 762,531 common shares were issued for gross cash proceeds of $2,287,593 through a private offering of shares.

     (b) During the year ended June 30, 1999, the Company completed the following capital stock transactions:

          (i) 11,000 common shares were issued for $33,000 as consideration for professional services provided in relation to the acquisition of Sierra;

          (ii) 219,999 common shares were issued on the acquisition of Sierra for a fair value of $747,997;

         (iii) 321,782 common shares were issued to settle amounts payable of $933,730; and

          (iv) 100,000 common shares were issued for gross cash proceeds of $250,000.

          Share issue costs incurred during the year ended June 30, 1999 in the amount of nil (1998 - $211,662) have been netted against contributed surplus.

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
(Stated in U.S. dollars)

Years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997

================================================================================


6.   Capital stock (continued):

          In May 1999, the Board of Directors approved the issuance of 48,000 common shares of the Company to settle amounts payable relating to services which are valued at $120,000 of which $75,000 were rendered during the fiscal year. These shares were issued subsequent to year end. In addition, in August 1999, the Board of Directors approved the reduction of the April 1998 private offering common share price from $3.00 per share to $2.00 per share and authorized the issuance of an additional 381,264 common shares to the subscribers of the April 1998 private offering.

          In July 1999, the 50,000 common shares were issued for cash proceeds of $125,000.

     (c)  Preferred shares:

          The Company's Board of Directors is authorized to establish the number of shares to be included in each preferred share series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. As at June 30, 1999, no series of preferred shares are authorized by the board and no preferred shares are issued.

7.   Related party transactions:

     During the year ended June 30, 1999, the Company paid technical consulting fees of $151,842 (1998 - $55,699; 1997 - $44,629) to members of the Board of Directors. This amount is included in research and development expenses.

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
(Stated in U.S. dollars)

Years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997

================================================================================

8.   Income taxes:

     The effective rate of income taxes of zero differs from the statutory Federal rate of 35% due to losses for which no tax benefit has been recorded because it is not more likely than not that such benefits will be realized.

     The tax effects of temporary differences that give rise to future tax assets at June 30, 1999 are as follows:

     ===========================================================================

     Future income tax assets:
         Licenses expensed for
            accounting purposes                                      $  138,000
         Net operating loss carryforwards                               720,000
         -----------------------------------------------------------------------
                                                                        858,000

     Valuation allowance                                               (823,000)
     ---------------------------------------------------------------------------

     Net future income tax assets                                        35,000
     Future income tax liability:
         Acquired license                                                35,000

     ---------------------------------------------------------------------------
     Net future income tax assets                                    $       --
     ===========================================================================


     The tax effects of temporary differences that give rise to future income tax assets at June 30, 1998 are as follows:

     ===========================================================================

     Future income tax assets:
         Licenses expensed for
            accounting purposes                                      $  148,000
         Net operating loss carryforward                                175,000
         -----------------------------------------------------------------------
                                                                        323,000

     Valuation allowance                                               (323,000)

     ---------------------------------------------------------------------------
     Net future income tax assets                                    $       --
     ===========================================================================

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
(Stated in U.S. dollars)

Years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997

================================================================================


8.   Income taxes (continued):

     At June 30, 1999, the Company and its subsidiaries had operating loss carryforwards for tax purposes which expire as follows:

     ===========================================================================

     2012                                                              $ 525,000
     2013                                                                669,000
     2014                                                                694,000

     ===========================================================================

9.   Commitments:

     A subsidiary of the Company leases premises under an operating lease which expires February 28, 2001. The Company has an option to renew the lease for a further 40 months. Minimum lease payments due under the premises lease are as follows:

     ===========================================================================

     Year ending June 30:

     2000                                                               $ 55,460
     2001                                                                 36,889

     ===========================================================================

     Rent payment for the year ended June 30, 1999 totalled $14,455 (1998 - nil; 1997 - nil).

     The Company has entered into several license agreements under which the Company has obtained rights to license and sublicense certain intellectual property. These licenses require the Company to pay royalties of between 2% and 7% of net revenue from products using the licensed intellectual property. The licenses also require the Company to pay between 20% and 70% of sublicense fees.

SELECT THERAPEUTICS INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
(Stated in U.S. dollars)

Years ended June 30, 1999 and 1998 and period from December 6, 1996, date of inception, to June 30, 1997

================================================================================


9.   Commitments (continued):

     In addition, for the Company to retain its rights under these licenses, the licenses require the Company to fund research and development and make further license payments in both Canadian and United States dollars which are, in aggregate, as follows:

     ===========================================================================
                                   Canadian       United States            Total
     ---------------------------------------------------------------------------

       2000                       $ 402,064           $ 200,000        $ 602,064

     ===========================================================================


     Further, in order to retain its rights under these licenses, the Company is committed to make payments on the achievement of certain milestones outlined in the various license agreements which total in aggregate $374,744. Further, there are certain penalties in the license agreements which total, in aggregate $200,000 if specified development milestones are not reached. In some cases, failure to meet these payments will result in termination of certain license agreements.

     The Company can terminate the license agreements at any time, provided that 30 days' notice is given.

10.  Loss per share:

     Loss per share has been calculated using the weighted average number of common shares outstanding during the periods.

     The weighted average number of common shares which was used to calculate the loss per share is as follows:

     ===========================================================================

     June 30, 1999                                                     5,318,743
     June 30, 1998                                                     4,285,474
     June 30, 1997                                                     3,207,000

     ===========================================================================

     There are no common share purchase options or other dilutive potential common shares outstanding.

11.  Other information:

     (a) Restricted cash represents funds held in escrow by the Company's legal representatives under the terms of an employment contract.

     (b) SFAS 130, "Reporting Comprehensive Income" and SFAS 131 "Disclosure about Segments of an Enterprise on Related Information" became effective with the fiscal year commencing July 31, 1998. Adoption of these standards had no impact of the financial statements.

12.  Segment information:

     The  Company  operates  in  a  single  operating   segment   consisting  of
     biotechnological research and development for the purpose of developing pharmaceutical products and in-vitro diagnostic and related products.

     All revenue are generated from a single customer located in the United States.

13.  New accounting not yet adopted:

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments as fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 5, 1999.

     Management does not believe that the adoption of this new accounting standard will immediately affect its historical results of operations or shareholders' equity.

                      Financial Statements
                      (Stated in U.S. dollars)

                      SIERRA DIAGNOSTICS, INC.

                      Period from January 1, 1998 to November 2, 1998 kpmg

         kpmg LLP
         Chartered Accountants                     Telephone     (416) 228-7000
         Yonge Corporate Centre                    Telefax       (416) 228-7123
         4120 Yonge Street Suite 500               www.kpmg.ca
         North York ON M2P 2B8

INDEPENDENT AUDITORS' REPORT

To the Director of Sierra Diagnostics, Inc.

We have audited the accompanying balance sheet of Sierra Diagnostics, Inc. as at November 2, 1998 and the statements of operations, changes in shareholders' deficiency and cash flows for the period from January 1, 1998 to November 2, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at November 2, 1998 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


"KPMG LLP"  (signed)


Chartered Accountants


Toronto, Canada

January 21, 1999

SIERRA DIAGNOSTICS, INC.
Balance Sheet
(Stated in U.S. dollars)

November 2, 1998

===============================================================================

Assets

Prepaid expenses                                                      $   1,800
Inventory                                                                34,430
Property, plant and equipment (note 3)                                   69,769

-------------------------------------------------------------------------------
                                                                      $ 105,999
===============================================================================

Liabilities and Shareholders' Deficiency

Liabilities:
     Bank overdraft                                                   $     538
     Accounts payable                                                   174,450
     Accrued liabilities                                                 12,762
     Due to shareholders (note 4)                                       285,999
-------------------------------------------------------------------------------
                                                                        473,749

Shareholders' deficiency:
     Capital stock:
         Authorized:
              750,000 shares
         Issued:
              1,404 shares                                              291,575
     Deficit                                                           (659,325)
-------------------------------------------------------------------------------
                                                                       (367,750)

Going concern (note 1)
Commitments (note 7)

-------------------------------------------------------------------------------
                                                                      $ 105,999
===============================================================================


See accompanying notes to financial statements.

SIERRA DIAGNOSTICS, INC.
Statement of Operations
(Stated in U.S. dollars)

Period from January 1, 1998 to November 2, 1998

===============================================================================

License fees                                                          $ 233,333

Expenses:
     Research and development                                           261,553
     Selling, general and administration                                162,868
     Depreciation                                                        11,131
     Interest                                                            13,900
     --------------------------------------------------------------------------
                                                                        449,452
-------------------------------------------------------------------------------

Loss before income taxes                                               (216,119)

Income taxes                                                                 --

-------------------------------------------------------------------------------
Loss for the period                                                   $(216,119)
===============================================================================




Statement of Changes in Shareholders' Deficiency
(Stated in U.S. dollars)

Period from January 1, 1998 to November 2, 1998

=============================================================================================
                                         Common shares
                                     Shares          Amount          Deficit            Total
---------------------------------------------------------------------------------------------

Balance, December 31, 1997            1,404       $ 291,575        $(443,206)       $(151,631)

Loss for the period                      --              --         (216,119)        (216,119)

=============================================================================================
Balance, November 2, 1998             1,404       $ 291,575        $(659,325)       $(367,750)
=============================================================================================


See accompanying notes to financial statements.

SIERRA DIAGNOSTICS, INC.
Statement of Cash Flows
(Stated in U.S. dollars)

Period from January 1, 1998 to November 2, 1998

================================================================================

Cash provided by (used in):

Operating activities:
     Loss for the period                                              $(216,119)
     Depreciation                                                        11,131
     Change in non-cash operating working capital:
         Prepaid expenses                                                 1,287
         Inventory                                                       (3,514)
         Accounts payable                                               127,968
         Accrued liabilities                                             12,762
         Deferred revenue                                              (233,333)
     --------------------------------------------------------------------------
                                                                       (299,818)

Financing activities:
     Increase in amount due to shareholders                             225,390

Investing activities:
     Additions to capital assets                                           (430)
-------------------------------------------------------------------------------

Decrease in cash                                                        (74,858)

Cash, beginning of period                                                74,320

-------------------------------------------------------------------------------
Bank overdraft, end of period                                         $    (538)
================================================================================


See accompanying notes to financial statements.

SIERRA DIAGNOSTICS, INC.
Notes to Financial Statements (continued)
(Stated in U.S. dollars)

Period from January 1, 1998 to November 2, 1998

================================================================================


Sierra Diagnostics, Inc. (the "Company") was incorporated under the laws of California on May 18, 1994 and its primary business activity is biotechnological research and development for the purpose of developing and manufacturing invitro diagnostics and reagents.

1.   Going concern:

     These financial statements have been prepared on a going concern basis, which assumes the realization of assets and the liquidation of liabilities in the normal course of business. Therefore, these financial statements do not include any adjustments relating to the recovery of asset carrying amounts or amounts of liabilities that might result should the Company be unable to continue as a going concern.

     The continuation of the going concern assumption is dependent on continued financing by the Company's shareholders and on the development of an economically viable product. Although management is confident that sufficient financing will be provided, there can be no assurance that such financing will be available to the Company or that the Company will be able to develop an economically viable product. The Company has incurred losses of approximately $659,000 to November 2, 1998, which have been funded by the shareholders through debt and equity financing. Although management is confident that sufficient financing can be raised, there can be no assurance that such funding will be available to the Company in that the Company will be able to develop an economically viable product.

     At the close of  business  on  November  2,  1998,  all of the  issued  and
     outstanding   common   shares  of  the  Company  were  acquired  by  Select
     Therapeutics, Inc.

     Subsequent to this acquisition, the Company received an order for the Company's Gonostat test kits and shipment commenced in January 1998. Management anticipates that this order and other projected product sales will cover the Company's operating expenses in 1999. Further, the Company's shareholder, Select Therapeutics, Inc. ("Select") intends to expand the Company's Federal Drug Administration Current Good Manufacturing Practice facility and use the facility to supply compounds required for research being funded by Select. Select also intends to fund several research projects carried out by the Company. Fees from these activities will further improve operating results.

     Despite its negative cash flow, the Company has been able to secure financing to support its operations to date, based on equity financing and loans from the shareholder of the Company.

SIERRA DIAGNOSTICS, INC.
Notes to Financial Statements
(Stated in U.S. dollars)

Period from January 1, 1998 to November 2, 1998

================================================================================


2.   Significant accounting policies:

     (a)  Measurement uncertainty:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

     (b)  Research and development costs:

          Research and development costs are expensed as incurred.

     (c)  Income taxes:

          The Company records income taxes using the asset and liability method as required by the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rates changes are enacted.

     (d)  Property, plant and equipment:

          Property, plant and equipment are stated at cost and are amortized on a straight-line basis over their estimated useful lives as follows:

          ======================================================================

           Leasehold improvements                                       10 years
           Manufacturing equipment                                       7 years
           Office equipment                                              5 years

          ======================================================================

SIERRA DIAGNOSTICS, INC.
Notes to Financial Statements
(Stated in U.S. dollars)

Period from January 1, 1998 to November 2, 1998

================================================================================


3.   Property, plant and equipment:

     ---------------------------------------------------------------------------
                                                      Accumulated       Net book
                                           Cost      depreciation          value
     ---------------------------------------------------------------------------

     Leasehold improvements            $ 12,942          $  1,079       $ 11,863
     Manufacturing equipment             73,705            22,678         51,027
     Office equipment                    13,335             6,456          6,879

     ---------------------------------------------------------------------------
                                       $ 99,982          $ 30,213       $ 69,769
     ---------------------------------------------------------------------------

4.   Due to shareholders:

     The amount due to shareholders bears no interest and has no fixed repayment terms.

5.   Financial instruments:

     The carrying values of cash and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. It is not practical to determine a fair value of the amount due to shareholder due to the unusual terms and related party nature of this instrument.

6.   Income taxes:

     The tax effects of temporary differences that give rise to future income tax assets at November 2, 1998 are as follows:

    ---------------------------------------------------------------------------
                                             Federal        State         Total
    ---------------------------------------------------------------------------

    Future income tax assets:
        Net operating loss carryforward    $ 228,000     $     --     $ 228,000

    Valuation allowance                     (228,000)          --      (228,000)

    ---------------------------------------------------------------------------
    Net future income tax assets           $      --     $     --     $      --
    ---------------------------------------------------------------------------

SIERRA DIAGNOSTICS, INC.
Notes to Financial Statements
(Stated in U.S. dollars)

Period from January 1, 1998 to November 2, 1998

================================================================================


7.   Commitments:

     The Company has entered into an exclusive worldwide license agreement under which the Company has obtained rights to license and sublicense certain intellectual property. This license requires the Company to pay royalties of between 7% and 3% on net revenue from products using the licensed intellectual property with a minimum annual royalty of $10,000. The royalty agreement ends January 1, 2007, the date of expiry of the Patent on the licensed intellectual property. The license also requires the Company to pay 25% of sublicense fees.

     The Company leases premises under an operating lease which expires February 29, 1999. The Company has an option to renew the lease for a further two years. Minimum lease payments due under the current premises lease are as follows:

     ---------------------------------------------------------------------------

     Year ending December 31:

     1998                                                                $ 1,512
     1999                                                                  1,512

     ---------------------------------------------------------------------------

     Rent payments for the period January 1, 1998 to November 2, 1998 totalled $17,614.

                      Pro forma Consolidated Statement of Operations (Stated in U.S. dollars)

                      SELECT THERAPEUTICS INC.

                      Year ended June 30, 1999
                      (Unaudited)

SELECT THERAPEUTICS INC.
Pro forma Consolidated Statement of Operations
(Stated in U.S. dollars)

Year ended June 30, 1999
(Unaudited)

-------------------------------------------------------------------------------------------------------------
                                     Select           Sierra
                               Therapeutics     Diagnostics,        Pro forma
                                       Inc.             Inc.      adjustments         Note 3        Pro forma
-------------------------------------------------------------------------------------------------------------

Revenue                         $   130,055        $       -        $       -                     $   130,055
Cost of revenue                      90,121                -                -                          90,121
-------------------------------------------------------------------------------------------------------------
                                     39,934                -                -                          39,934

License fees                              -          233,333         (200,000)           (a)           33,333
Interest income                      33,656                -                -                          33,656
-------------------------------------------------------------------------------------------------------------
                                     73,590          233,333         (200,000)                        106,923

Expenses:
     Research and
       development                1,424,526          261,553         (148,939)           (a)        1,537,140
     Selling, general and
       administration               929,756          162,868          (80,514)           (a)        1,012,110
     Depreciation                    13,470           11,131           (6,500)           (a)           18,101
     Amortization                   173,166                -           86,583            (b)          259,749
     Interest                             -           13,900           (4,112)           (a)            9,788
     --------------------------------------------------------------------------------------------------------
                                  2,540,918          449,452         (153,482)                      2,836,888

-------------------------------------------------------------------------------------------------------------
Loss for the year               $(2,467,328)       $(216,119)       $ (46,518)                    $(2,729,965)
-------------------------------------------------------------------------------------------------------------

Loss per share                  $    (0.46)                                                       $     (0.51)

-------------------------------------------------------------------------------------------------------------


See accompanying notes to pro forma consolidated statement of operations.

SELECT THERAPEUTICS INC.
Notes to Pro forma Consolidated Statement of Operations (continued) (Stated in U.S. dollars)

Year ended June 30, 1999
(Unaudited)

================================================================================


1.   Basis of presentation:

     The accompanying pro forma consolidated statement of operations has been prepared by management of Select Therapeutics Inc. ("Select") for inclusion in the Form 10-SB registration document filed with the United States Securities and Exchange Commission relating to the acquisition by Select of Sierra Diagnostics, Inc. ("Sierra") on November 2, 1998. The pro forma consolidated financial statement has been prepared in accordance with generally accepted accounting principles to reflect the transaction.

     The pro forma consolidated statement of operations should be read in conjunction with the audited financial statements of Select and Sierra included elsewhere in the document.

     The pro forma consolidated statement of operations for the year ended June 30, 1999 has been compiled from the audited consolidated financial statements of Select as at and for the year ended June 30, 1999 and the audited results of Sierra for the period from January 1, 1998 to November 2, 1998, date of acquisition.

     The pro forma consolidated statement of operations assumes that the transaction was effective July 1, 1998.

     The pro forma consolidated financial statement does not purport to represent the results of operations that might have occurred had the transaction actually taken place on the date indicated or results of operations of Select or Sierra as at or for any future date or period. Further, the historical results of operations provide no indication of the future performance of Select or Sierra.

2.   Acquisition of Sierra:

     Pursuant to an agreement between Select and Sierra dated October 19, 1998, Select has acquired 100% of the issued and outstanding common shares effective November 2, 1998 of Sierra for consideration of $747,997, settled through the issuance of 219,999 common shares of Select, with a fair value of $3.40 per share. Costs relating to the acquisition totalled $33,000.

SELECT THERAPEUTICS INC.
Notes to Pro forma Consolidated Statement of Operations
(Stated in U.S. dollars)

Year ended June 30, 1999
(Unaudited)

================================================================================


2.   Acquisition of Sierra (continued):

     The acquisition has been accounted for using the purchase method and the purchase price of $780,997 has been allocated to the assets acquired and the liabilities assumed using the estimates of their fair values as follows:

     ==========================================================================
                                Book value,
                                November 2,       Fair value
                                       1998      adjustments         Fair value
     --------------------------------------------------------------------------

     Current assets               $  36,230      $         -        $    36,230
     Amount receivable                    -          100,000            100,000
     Acquired license                     -          150,000            150,000
     Goodwill                             -          923,747            923,747
     Other assets                    69,769                -             69,769
     --------------------------------------------------------------------------
                                    105,999        1,173,747          1,279,746

     Current liabilities           (187,750)         (25,000)          (212,750)
     Long-term liabilities         (285,999)               -           (285,999)
     --------------------------------------------------------------------------
                                   (473,749)         (25,000)          (498,749)

     --------------------------------------------------------------------------
                                 $ (367,750)     $ 1,148,747        $   780,997
     ==========================================================================


     Goodwill arising on the transaction is being amortized over five years and the acquired license is being amortized over two years.

3.   Pro forma adjustments:

     The pro forma consolidated financial statement incorporate the following adjustments:

     (a) To remove the results of Sierra from January 1, 1998 to June 30, 1998 to reflect the assumption that the acquisition of Sierra was effective July 1, 1998.

     (b) To record the amortization for the period from July 1, 1998 to November 2, 1998 of goodwill and acquired license contract arising on the acquisition by Select of Sierra of $61,583 and $25,000, respectively.

Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

          None.


Item 15.  Financial Statements and Exhibits.

          (a) Financial Statements Filed

          INDEPENDENT AUDITORS' REPORT

          CONSOLIDATED  BALANCE  SHEETS  AS  OF  JUNE  30,  1999  AND  1998  AND
          CONSOLIDATED STATEMENTS OF OPERATIONS, CASH FLOWS, AND CHANGES IN SHAREHOLDERS' EQUITY FOR EACH OF THE TWELVE MONTHS THEN ENDED AND THE PERIOD FROM DECEMBER 6, 1996 (DATE OF INCEPTION), TO JUNE 30 1997.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          INDEPENDENT AUDITORS' REPORT

          SIERRA DIAGNOSTICS, INC. BALANCE SHEET AS OF NOVEMBER 2, 1998 AND STATEMENTS OF OPERATIONS, CASH FLOWS, AND CHANGES IN SHAREHOLDERS' DEFICIENCY FOR THE PERIOD FROM JANUARY 1, 1998 TO NOVEMBER 2, 1998.

          NOTES TO FINANCIAL STATEMENTS

          UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 1999

          NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

          (b) Exhibits Filed

               2. Stock Purchase Agreement with the shareholders of Sierra Diagnostics, Inc. dated October 19, 1998

               3.1  Restated Certificate of Incorporation

               3.2  By-Laws

               10.1 License  Agreement,  dated September 1, 1993, between Temple
                    University and Sierra Diagnostics, Inc.

               10.2 Contract   4004293,   effective   10/27/98   between  Sierra
                    Diagnostics, Inc. and State of Alabama

               10.3 Lease Agreement  dated July 1, 1999,  between H&H Properties and Sierra Diagnostics, Inc.

               10.4 Consulting  Agreement with Robert Bender Consulting Limited, dated January 1, 1999

               10.5 Consulting Agreement with Craig Sibley dated January 1, 1999

               10.6 Consulting  Agreement with Clifford Lingwood,  dated January
                    1, 1999

               10.7 Consulting  Agreement with Allan Green,  M.D., J.D., Ph.D., dated January 1, 1999

               11.  Statement re: Computation of per share earnings

               21.  Subsidiaries

               27.  Financial Data Schedule

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              SELECT THERAPEUTICS INC.
                                                    (Registrant)

                                              Date: September 16, 1999


                                              By:  /s/ Robert Bender
                                                   -----------------
                                                  Name:  Robert Bender
                                                  Title: Chairman of the Board